UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials relating to the UBS Investor Update held on October 25, 2018, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date:  October 25, 2018

2018 Investor Update Agenda – 25 October 2018

07:30	08:00	Registration	
08:00	08:05	Introduction	Sergio P. Ermotti
08:05	08:20	3Q18 results presentation	Sergio P. Ermotti, Kirt Gardner
08:20	08:45	3Q18 results Q&A	Sergio P. Ermotti, Kirt Gardner
08:45	09:15	Coffee break with tech demo	
09:15	09:45	Executing our strategy	Sergio P. Ermotti
09:45	10:00	Driving accountability and disciplined execution	Kirt Gardner
10:00	10:30	Improving efficiency and enabling business growth	Sabine Keller-Busse
10:30	11:00	Q&A	Kirt Gardner, Sabine Keller-Busse
11:00	11:30	Coffee break with tech demo	
11:30	12:15	Personal & Corporate Banking presentation and Q&A	Axel Lehmann
12:15	13:00	Asset Management presentation and Q&A	Ulrich Körner
13:00	14:00	Standing lunch with UBS management + tech demo	
14:00	15:30	Global Wealth Management presentation and Q&A	Martin Blessing, Tom Naratil
15:30	16:00	Coffee break with tech demo	
16:00	16:05	Collaboration panel	Martin Blessing, Piero Novelli, Kathy Shih
16:05	16:50	Investment Bank presentation and Q&A	Rob Karofsky, Piero Novelli
16:50	17:15	Closing remarks and Q&A	Sergio P. Ermotti
17:15	19:30	Drinks with tech demo	All Group Executive Board and other participants

UBS

All times in BST

UBS Investor Update

Executing our strategy

Sergio P. Ermotti
Group CEO

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

UBS

Key messages

Winning strategy and business model

Driving cost and capital efficient growth

Managing UBS for long-term value creation

Executing with discipline to deliver sustainable growth and attractive capital returns

Uniquely positioned with leading franchises

Working in partnership to grow and deliver attractive returns

Global Wealth Management
World's leading and only truly global wealth manager; #1 in global UHNW

Personal & Corporate Banking
Cornerstone of Swiss universal bank; #1 in an attractive market

Asset Management
>800bn invested assets and well positioned in key growth areas

Investment Bank
Top-5 globally in areas of focus; capital-light model with attractive risk-adjusted returns

Cumulative PBT contribution[1] 1Q14-3Q18



Global Wealth Management
51%
Asset gathering
Asset Management
7%
Personal & Corporate
22%
20%
Investment Bank

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation; 1 Excluding Corporate Center and region "Global", refer to slide 21 of the UBS 3Q18 results presentation for details on regional numbers

Well positioned in the largest and fastest-growing markets

Geographic diversification strengthens the sustainability of our earnings over the cycle

Cumulative pre-tax profit contribution[1]
1Q14-3Q18



Switzerland
Americas
EMEA
APAC

Pre-tax profit



Americas
+8%
CAGR
1.8
2.5
FY14
3Q18
LTM2
Asia Pacific
+5%
CAGR
1.5
1.8
FY14
3Q18
LTM2

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation;
1 Excluding Corporate Center and region "Global", refer to slide 21 of the UBS 3Q18 results presentation for details on regional numbers;
2 Last 12 months

What we have achieved since 2014

UBS is more profitable, stronger and fit for the future

More profitable



5.4
2.8
2.5
2014
9M18
LTM
6.8
Adjusted PBT ex-litigation
6.5 Adjusted PBT
6.2
Reported PBT

18bn

Cumulative net profits 1Q14-3Q18

Stronger

- CET1 ratio 13.5%, CET1 leverage ratio 3.8%, tier 1 leverage ratio 5.0%
- 51bn increase in TLAC
- Spent 1.5bn to improve resilience and transform legal entity structure
- Spent 8.7bn to address legacy litigation issues

80bn

TLAC 30.9.18

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation

Increased returns through cost and capital efficiency



RoTE excl. DTAs
%
5.6
5.1
14.7
14.1
+9ppts
Reported
Adjusted
Cost efficiency
Cost/income ratio, %
98
90
79
78
(12ppts)
Reported
Adjusted
Capital efficiency
%
12.6
2.8
14.9
3.3
+50bps
Revenues/RWA[1]
Revenues/RWA
Revenues/LRD
FY14
FY15
FY16
FY17
3Q18
LTM

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 16 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 2 Like-for-like - excludes currency impact, changes in operational risk, methodology, policies and model updates

Balancing cost and capital efficiency to drive returns

Focused on sustainable performance



50%
60%
70%
80%
90%
100%
Cost efficiency
Cost/income, 1H18
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
Revenues/RWA, 1H18
Capital efficiency
Higher RoTE
FY21
1H18
FY14
Efficiency indifference curves
UBS
Peers[1] 1H18
Avg. European peers 1H18
Avg. US peers 1H18

Business mix and geographic footprint
drive comparatively high capital efficiency and structurally higher cost/income ratio

Adjusted for one-offs including litigation; not adjusted for restructuring costs; 1 Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Julius Baer, Morgan Stanley and Standard Chartered

Why we are confident we can deliver stronger growth

Cost discipline and leveraging technology to drive returns

Revenue growth

- Grow faster than global real GDP growth
- Unlock GWM potential
- Deliver faster growth across other business divisions

Group revenues
Illustrative



Grow faster than global real GDP
29
3Q18
LTM
FY21

Cost efficiency

- Direct costs excluding variable compensation to stay broadly flat
- Reduce reported Corporate Center costs by 800m
- Maintain investment in technology

Cost/income ratio
%



78
Growth
Var.
Comp.
Saves
Investments
~72
3Q18
LTM
FY21
ambition

Capital efficiency

- Revised equity allocation framework from 1Q19
- Investment Bank return target raised on like-for-like basis

IB RoAE after allocation changes
%



>15%
19.3%
Changes
~13.6%
~15%
Minimum
return
3Q18
LTM
Performance
target

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation

Global Wealth Management

Stronger together, sharing knowledge and leveraging scale

#1 The only truly global wealth manager with leading position in the fastest-growing and most attractive markets

#1 Ultra High Net Worth market leader

Our target

10-15%

PBT growth FY19-FY21[1]

- New growth opportunities in US GFO and UHNW
- Broadening access to best solutions and services for clients
- Reducing barriers to collaboration
- 250m cost synergies identified to be reinvested into business growth initiatives

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation;
1 Per annum over the cycle

Working in partnership

Delivering the whole firm to our clients



Our clients
Entrepreneurs
Wealthy individuals
Global Family Office clients
Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs
Personal clients
Corporate clients
Institutional clients/banks
Institutional clients
Wholesale clients
GWM
IB
P&C
AM
Areas of collaboration
Holistic wealth management
Wealth in need of investment
Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending
Wealth growth and client shifts to GWM
Corporate & Institutional services
Real estate financing
Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail/wholesale product development
Platform services

UBS

List is not exaustive

Even stronger capital generation

Expecting to generate capital at a significantly higher rate

~23bn capital generated over the last 6 years



8.7
Cumulative litigation provisions and fees for litigation and investigations
14.1
Cumulative shareholder returns[1]
9.0
CET1 build since FY12
25.2
FY12 CET1
FY12
9M18

Expect to accelerate capital generation



Cumulative residual earnings available for shareholder returns or to underpin growth
Incremental CET1 capital build
34.2
9M18 CET1 capital base
9M18
FY21

Numbers in CHFbn unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation;
1 Includes 9M18 dividend accruals and 650m share buybacks for 9M18

Delivering attractive capital returns



0.10
0.15
0.25
0.25
0.50
0.25
0.60
0.60
0.65
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Illustrative

Committed to our capital returns policy:

- Target dividend per share growth of mid-to-high single digit percent per annum
- Return excess capital after dividend accruals, likely in the form of buy-backs, after considering our outlook

Ordinary dividend[1]
Special dividend[1]
2018 Share buy-back target[1]
Future share buy-back[1]

Numbers in CHF unless otherwise indicated; refer to slide 16 for details on adjusted numbers and FX rates in this presentation;
1 Per share

CET1 capital is our binding constraint

Closer alignment of our external return targets with our equity attribution framework

Our 2021 ambition[1]

~17% RoCET1

1 Simpler and more transparent

2 Consistent with our equity attribution framework

3 Aligned with how we manage shareholder returns

- Driver for our regulatory ratios and subsequent ability to return capital
- Primary driver for increasing book value going forward

UBS

1 Reported

UBS – three keys

Pillars
The foundation for everything we do.

Capital strength

Efficiency and effectiveness

Risk management

Principles
What we stand for as a firm.

Client focus

Excellence

Sustainable performance

Behaviors
What we stand for individually.

Integrity

Collaboration

Challenge

Key messages

Winning strategy and business model

Driving cost and capital efficient growth

Managing UBS for long-term value creation

Executing with discipline to deliver sustainable growth and attractive capital returns

UBS

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS Investor Update

Driving accountability and disciplined execution

Kirt Gardner
Group CFO

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

UBS

Key messages

Driving disciplined resource management to achieve Group targets

Aligning Group and divisional performance to drive front to back optimization

Clarifying and refining target framework to drive accountability and disciplined execution

UBS

Improving cost and capital efficiency to drive capital accretion

Focused on sustainable performance



Cost efficiency
Cost/income, 1H18
50%
60%
70%
80%
90%
100%
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
Higher RoCET1
FY21
1H18
FY14
Efficiency indifference curves
UBS
Avg. European peers 1H18
Peers[1] 1H18
Avg. US peers 1H18
Revenues/RWA, 1H18
Capital efficiency



Cum. shareholder returns from FY14
13.2
CET1 capital build from FY14
5.3
31.12.13 CET1 capital base
28.9
Cum. residual earnings
~5
CET1 capital build
34.2
30.9.18 CET1 capital
FY14-9M18
4Q18-FY21

Numbers in CHFbn unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; UBS and peers adjusted for one-offs including litigation; not adjusted for restructuring costs; 1 Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Julius Baer, Morgan Stanley and Standard Chartered

Driving growth

Revenue growth driven by a combination of management initiatives and market beta factors

α

~50% of growth from management initiatives

GWM — Advisor productivity, banking products, mandates, net new money

P&C — Digitization, front-to-back optimization, data analytics, net new business volume

AM — Driving growth in wholesale, Passive and China

IB — Profitably capturing market share in execution and advisory

β

~50% of growth from market beta factors

Planning assumptions

7% MSCI World
p.a. total return

9% MSCI EM
p.a. total return

3.5-4%
real global GDP growth

Implied forwards

~50-60m per percentage point equity returns total for combined GWM and AM
revenue sensitivity

IB — current market conditions, including stock market and FX volatility, equity market returns, credit spreads and interest rates

Changing to USD as functional currency from 4Q18

Reducing FX-induced volatility of earnings and capital ratios

Pre-tax profit contribution
3Q18 LTM[1,2]



7.2
2.0
(0.9)
(2.0)
CHF
USD
EUR
Other

- Less earnings volatility due to reporting in the currency with greatest P&L contribution

Balance sheet composition
30.9.18



LRD
Other 19%
CHF 29%
EUR 13%
USD 41%



RWA
Other 10%
EUR 7%
CHF 24%
USD 28%
OpRisk CHF 31%

- Operational risk RWAs re-denominated into USD upon functional currency changes on 1.10.18

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Divisional currency mix for operating income and expenses as per slide 33 of the 4Q17 results presentation; Corporate Center assumed to follow Group average currency distribution for retained revenues and costs; 2 Last 12 months

USD functional currency to benefit NII

Benefits from USD functional currency in addition to potential upside from implied forwards

NII based on 30.9.18 implied forwards
vs. 3Q18 LTM



~0.3
~0.2
FY19
~0.3
~0.3
FY20
~0.3
~0.6
FY21
Incremental benefit from USD functional currency[1]
Modelled increase based on implied forwards in GWM, P&C and Group ALM under a constant balance sheet scenario[2]

- **~300m p.a. expected incremental NII benefit from functional currency change, starting 1Q19**
  - Mostly passed on to business divisions
- **Restatement of financial data:**
  - 4Q18 and FY18 to be reported in USD
  - 3 years of historic financial data to be restated
  - No material impact on capital ratios

Numbers in CHFbn unless otherwise indicated. Refer to page 16 of the 3Q18 report for more information on our interest rate sensitivity; 1 Based on 30.9.18 interest rates; 2 Including NII generated from invested equity, which is managed centrally by CC – Group ALM and is allocated to business divisions. Includes funding cost impact and updated CC – Group ALM guidance. Assumes a static balance sheet, constant FX rates and no management action

UBS

Improving cost efficiency

Cost flexibility through phasing investments and variable compensation



Cost/income ratio
78%
Linked
~(9%)
~3%
~(3%)
~3%
~stable fixed cost base
~72%
3Q18 LTM
Revenue growth
Performance-based compensation
Corporate Center and divisional cost saves
Investments for growth
FY21 ambition

Resource deployment to drive growth and higher returns

Planning for growth and preparing for Basel III requirements


RWA trajectory
Illustrative
252
~11[1,2]
~25
~285
LRD trajectory
Illustrative
898
~4[2]
~95
~1,000
30.9.18
Reg. and accounting related[3]
Business growth, of which ~75% GWM
Markets and FX
31.12.21

Estimate of Basel III finalization unchanged

- ~35bn RWA increase on 1.1.22 before optimization and final regulatory outcomes remains unchanged
- Aggregate output floor not likely to be binding prior to 2026

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 ~3bn in 4Q18, ~7bn in 1Q19 and ~1bn in 1Q20; 2 Includes IFRS 16 impact which applies from 1.1.19; 3 Known and quantifiable items

Aligning divisional equity with the Group

Reducing equity retained in Corporate Center



Corporate Center RWA
Non-core and Legacy Portfolio
Services and Group ALM
55
16
39
~27
16
~11
(72%)
~4% of Group
30.9.18
Pro-forma
Corporate Center LRD
161
13
148
~67
17
~50
(66%)
~6% of Group
30.9.18
Pro-forma
Corporate Center equity
20
8
1
11
~13
8
1
~4
Tax loss DTAs and dividend accruals
(64%)
~8% of Group
3Q18
Pro-forma

Effective 1Q19; historic financial data to be restated

UBS Numbers in CHFbn unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation CFO 9

Allocating and optimizing Corporate Center retained P&L

Increasing front to back cost ownership



Profit before tax
Corporate Center, excl. litigation
(2,865)
FY14
(1,522)
3Q18 LTM
~325
Costs
~350
Balance sheet- and funding cost-related negative revenues
Business division allocations
~(100)
Lower valuation gains in NCL
~(950m)
FY19 expectation
~150
Ongoing GALM optimization
~(800m)
FY21 ambition

UBS Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 22 for details on adjusted numbers and FX rates in this presentation

Pro-forma impact on business division cost/income ratios

Ambitions for FY21 are within previously communicated target ranges

	Previous targets FY18-20	3Q18 LTM cost/income ratio	Announced changes	Pro-forma 3Q18 LTM cost/income ratio	Targets FY19	Ambitions FY21
Global Wealth Management	65-75%	74.5%	+1.9%	76.5%	~75%	~70%
Personal & Corporate Banking	50-60%	57.2%	+2.2%	59.4%	~59%	~56%
Asset Management	60-70%	73.7%	+1.5%	75.1%	~72%	~68%
Investment Bank	70-80%	75.5%	+1.8%	77.3%	~78%	~75%

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 22 for details on adjusted numbers and FX rates in this presentation

Pro-forma impact on business division RoAE

Investment Bank moving from a minimum return target to a higher like-for-like performance target


Global Wealth Management
32.3%
(8.1%)
24.2%
Personal & Corporate Banking
25.8%
(6.1%)
19.7%
Asset Management
28.6%
(3.2%)
25.4%
Investment Bank
>15%
19.3%
(5.7%)
13.6%
~15%
Previous minimum return FY18-20
3Q18 LTM RoAE
Announced changes
Pro-forma 3Q18 LTM RoAE
Performance target FY19-21[1]

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 22 for details on adjusted numbers and FX rates in this presentation;
1 Over the cycle

Reported return on CET1 vs. adjusted RoTE excl. DTAs

CET1 capital drives our regulatory ratios and subsequent ability to invest or return capital to shareholders



Adj. RoTE excl. DTAs[1]
14.7%
Reported RoTE[1]
10.3%
Reported RoCET1[1]
13.7%
Numerator
3Q18 LTM
5.6
(1.0)
4.6
(0.1)
4.6
Adj. net profit excl. deferred taxes
Include adjustment items and deferred taxes[2]
Net profit excl. amortization of intangibles[2]
Include amortization of intangibles
Net profit[2]
Denominator
30.9.18
38.7
6.1
44.8
(10.6)
34.2
Tangible equity excl. DTAs
Include DTAs
Tangible equity[1]
Exclude regulatory deductions
CET1 capital

CET1 capital

- Drives our regulatory ratios and subsequent ability to invest or return capital to shareholders
- Primary driver of increasing book value going forward
- Aligned with capital that underpins business division performance
- Transparent, simpler and easier to calculate

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Calculated based on the LTM average denominator; 2 Excludes the impact from US tax reform in 4Q17

Clarifying and refining our target framework

Ambitions for FY21 are broadly comparable to our previous targets

		Current performance		Annual targets		Ambitions	Capital/resource guidelines
		3Q18 LTM	Pro-forma[1]	FY19	FY19-21	FY21	FY19-21
Group	Reported return on CET1 capital	13.7%[2]		~15%		~17%	
	Adjusted cost/income ratio	77.5%		~77%		~72%	
	CET1 capital ratio	13.5%[3]					~13%
	CET1 leverage ratio	3.80%[3]					~3.7%
Global Wealth Management	Adjusted pre-tax profit growth	5%			10-15%[4]		
	Adjusted cost/income ratio	76.5%	✓	~75%		~70%	
	Net new money growth	2%			2-4%		
Personal & Corporate Banking	Adjusted pre-tax profit growth	(2%)			3-5%[4]		
	Adjusted cost/income ratio	59.4%	✓	~59%		~56%	
	Net interest margin	152	✓		145-155bps		
Asset Management	Adjusted pre-tax profit growth	(10%)[5]			~10%[4]		
	Adjusted cost/income ratio	75.1%	✓	~72%		~68%	
	Net new money growth (excl. money markets)	6%			3-5%		
Investment Bank	Adjusted return on attributed equity	13.6%	✓		~15%[4,6]		
	Adjusted cost/income ratio	77.3%	✓	~78%		~75%	
	RWA and LRD in relation to Group	32%/32%					~1/3

Numbers in CHF unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Pro-forma adjusted for announced Corporate Center allocation changes; 2 Adjusted for the impact from the US tax reform in 4Q17; 3 As of 30.9.18; 4 Over the cycle; 5 Normalized for the sale of our Fund Administration business in 4Q17; 6 Repositioned from a minimum return to a performance target

UBS

Key messages

- Driving disciplined resource management to achieve Group targets
- Aligning Group and divisional performance to drive front to back optimization
- Clarifying and refining target framework to drive accountability and disciplined execution

Appendix

Strongly capitalized

Built >50bn of total loss-absorbing capacity since 2014

Loss-absorbing capacity
bn



Total loss-absorbing capacity (TLAC)
Gone-concern loss-absorbing capacity
Going concern capital
AT1
CET1
29.4
0.5
28.9
80.2
35.1
10.9
34.2
31.12.14
30.9.18

Capital ratio
%



13.6
0.2
13.4
31.8
13.9
4.3
13.5
31.12.14
30.9.18

Leverage ratio
%



2.95
0.05
2.90
8.93
3.91
1.22
3.80
31.12.14
30.9.18

Strongly capitalized

Operating at ~13% CET1 capital ratio and ~3.7% CET1 leverage ratio

Loss-absorbing capacity
30.9.18, bn



Total loss-absorbing capacity (TLAC)
80.2
Gone concern loss-absorbing capacity
35.1
AT1
10.9
Going concern capital
CET1
34.2

Capital ratio
30.9.18, %



31.8
1.1.20 Capital ratio requirements
TLAC requirement with 2017 rebate[1,2]
13.9
26.6%
Going concern requirement[2]
4.3
14.3%
CET1 requirement[2]
13.5
10.0%
RWA, bn
252

Leverage ratio
30.9.18, %



1.1.20 Leverage ratio requirements
8.93
9.3%
3.91
5.0%
1.22
3.5%
3.80
LRD, bn
898

Numbers in CHF unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Gone concern requirement of 5% of LRD subject to a rebate of up to 2% of LRD based on improved resolvability. FINMA granted a rebate on the gone concern requirement of 35% of the aforementioned maximum rebate in 2017, which resulted in a reduction of 2.0 percentage points for the RWA-based requirement and 0.7 percentage points for the LRD-based requirement. As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD by 1.1.20; 2 Excludes the effect of countercyclical buffers

UBS

31.9.18 shareholders' equity vs. CET1 capital



51.1
(6.3)
44.8
(6.1)
(2.2)
~(1.9)
~(0.5)
34.2
Equity attributable to shareholders
Goodwill and other intangibles
Tangible equity
Deferred tax assets
Compensation-related components
Dividend accruals
Other regulatory deductions
CET1 capital

UBS Numbers in CHFbn unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

Pro-forma impact on Investment Bank RoAE

Repositioning from a minimum return to a performance target



Minimum return
until 31.12.18:
>15%
19.3%
(1.6%)
(4.1%)
13.6%
Performance target
from 1.1.19:
~15%
Like-for-like: >9%
3Q18 LTM
RoAE
Net impact from
higher Corporate
Center cost
allocations[1]
Net impact
from higher
attributed equity
Pro-forma
3Q18 LTM
RoAE

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 22 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Does not include the benefit from functional currency USD

Interest rates as of 30.9.18

LIBOR and EURIBOR implied forwards
As of 30.9.18, %



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
(0.5)
(1.0)
Spot
3m
6m
9m
1y
2y
3y
3m USD
6m GBP
6m EUR
6m CHF

5-year implied forwards
Swap rate, as of 30.9.18, %



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
(0.5)
(1.0)
Spot
3m
6m
9m
1y
2y
3y
USD vs. 3m
GBP vs. 6m
EUR vs. 6m
CHF vs. 6m

UBS

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS Investor Update

Improving efficiency and enabling business growth

Sabine Keller-Busse
Group COO

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS

Key messages

Significant cost reductions in Corporate Center – Services were reinvested in technology and regulatory initiatives

Corporate Center – Services reported costs expected to decline by ~800m by 2021

Technology spend will be maintained at current levels with a focus on advanced technology to enable business growth and innovation and create further efficiencies

Corporate Center – Services in context of the Group

CC – Services function	Cost split by function
Technology	
Real estate and services	
Finance and risk	
Operations	
Central services[1]	
HR, Sourcing and other	



CC – Services allocations to business divisions


GWM
P&C
AM
IB
~8.9bn² Corporate Center – Services costs

- Services provided to all business divisions making up ~1/3 of Group costs
- Costs are allocated out and reported in each business division's P&L[3]
- CC – Services cost reduction of ~800m[4] by 2021 contributes to targeted Group and divisional cost/income ratio improvements

UBS

Numbers in CHF unless otherwise indicated; refer to slide 13 for details on adjusted numbers and FX rates in this presentation; 1 Includes Group Communications & Branding, Group Regulatory and Governance, Group Internal Audit, Group General Counsel; 2 FY18 estimate for Corporate Center – Services before allocations, excl. litigation and 2018 credit related to changes to the Swiss pension plan; 3 A small portion is retained in Corporate Center – Services; 4 Excl. litigation and 2018 credit related to changes to the Swiss pension plan

Corporate Center – Services operating model evolution


From stand-alone...
Up to 2009
Business Divisions
...to a centralized model...
2010-2017
Business Divisions
Corporate Center
UBS Business Solutions AG

- **Cost efficiency** and **service excellence**
  Standardization and elimination of system redundancies
- **Improved risk management**
  Comprehensive front-to-back control framework
- **Recovery** and **resolution planning**
  Optimized, fully resolvable legal entity structure


...to a business-division aligned model
Starting 2018
GWM
P&C
AM
IB
Shared Services
Corporate Center
UBS Business Solutions AG

- **Business-aligned cost ownership**
  Business divisions own costs and investments for aligned areas[1]
- **Continued cost synergies**
  Corporate Center continues to drive cost synergies in shared services
- **Joint development**
  Co-located teams working with business experts

UBS

1 Differentiated governance models for support and control functions, notably Finance, Risk, Legal and Internal Audit

Corporate Center – Services costs and outlook



Reported costs[1]
Non-technology
Technology
8.9
~8.9
~(9%)
~8.1
6.1
(11%)
~5.4
~(16%)
~4.6
2.8
+27%
~3.5
~flat
~3.5
FY13
FY18
estimate
FY21
ambition

- Cost reductions achieved 2013-18 were reinvested in technology and regulatory initiatives
- Cost to reduce by ~800m by 2021, driven by ~16% decline in non-technology spend and lower restructuring
- Technology costs expected to remain stable, with investments shifting from regulatory to strategic business initiatives with a strong focus on innovation

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 13 for details on adjusted numbers and FX rates in this presentation;
1 Excl. litigation and 2018 credit related to changes to the Swiss pension plan

Reduction of non-technology costs


Reported costs[1]
Risk and regulatory
Real estate and services
Operations
Finance
HR, sourcing and other[2]
6.1
~5.4
~4.6
~(16%)
+67%
(29%)
(22%)
(15%)
(8%)
FY13
FY18 estimate
FY21 ambition

- Nearly all Corporate Center – Services functions contributed to non-technology cost reductions from 2013-2018
- Cost savings were partly offset by a substantial increase in risk and regulatory expenses
- Overall non-technology cost to decline by ~800m through continued, disciplined cost management, as well as reduced restructuring and regulatory expenses

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 13 for details on adjusted numbers and FX rates in this presentation; 1 Excl. litigation and 2018 credit related to changes to the Swiss pension plan; 2 Includes HR, Group Sourcing, Group COO Mgmt, Communications & Branding, Group Regulatory and Governance, Group General Counsel, Group Internal Audit, as well as variable compensation for the whole of CC – Services

Further key levers to deliver cost savings

Ambition

Footprint optimization

- Continued shift from high-cost to low-cost locations
- Real-time occupancy measurement optimizing space utilization
- Consolidation of third party vendor locations from 35 to 9 by 2020

Sourcing and vendor management

- Smart insourcing of external activities in low-cost locations
- Targeting to have ~50% fewer vendors in 2020 vs. 2013
- Strict demand management and procurement execution

Deep-dive

Advanced technology

- Seamless front-to-back digitization of client journeys
- Cloud and IT core enhancements
- Automation from robotics to cognitive
- Utilities partnerships to mutualize infrastructure spend

8 Solution Centers
Near-/offshoring sites



Headcount
Thousands

	3Q17		3Q18
Total	~49	(1)	~48
Externals	~24	(5)	~19
Internals	~25	+4	~29


Continuous Integration (CI)
Source Control
Build
Repository
Public Component Repositories
Developers
Testers

UBS

Front-to-back digitization snapshots: visit our booths

Technology priorities

- Ultimate client experience
- Superior product excellence and distribution
- Secure platform and efficient processes

GWM	P&C	AM	IB	CC
New client digital experience › Holistic, engaging client approach to wealth planning	**Digital Business** › Combined digital offers via self-service channel	**UBS Partner** › Platform for 3rd party banks/ financial providers	**Evidence Lab** › Big-data driven research platform	**eDiscovery with Recommind** › End-to-end platform for technology and services
WM Platform › All major GWM locations excl. US on new platform	**We.trade** › Interoperable Trade Finance platform	**Unify** › Globally integrated model leveraging capabilities/ services	**FX Re-platforming** › Simplify and standardize IT processes/ interfaces	**Video-based recruiting** › Automated process based on candidate videos

UBS

Accelerate cloud and IT core enhancements

Accelerate cloud

Shift from ~2/3 data center to ~1/3 data center, ~1/3 private cloud and ~1/3 public cloud by 2022

Application decommissioning

Reduce number of applications by >15% by 2021

Developer toolchains

Reduce by >90% strategic toolchains for ~1/2 of our applications by 2021

Automated testing

Increase share of automated testing to >70% by 2021

Benefits

- Increase cost efficiency
- Drive standardization
- Improve risk management
- Foster business agility

Automation from robotics to cognitive



1 Robotics
2016
Improve efficiency
2 Cognitive
start 2018
Accelerate efficiency
Today
end 2018
3 Next
2019
Excelling in efficiency through automation of more complex tasks
Reduction in Headcount, Costs and Operational Risk
~50 Robots (~25 FTE capacity)
350 Robots[1] (~175 FTE capacity)
~700 Robots[1] (~350 FTE capacity)
~1,000 Robots[1] (~500 FTE capacity)
Time

Robotics Process Automation (RPA)
Process execution automation

Image & Voice Recognition / Natural Language Processing
Extending coverage of data digitalization to unstructured data

Virtual Agents / Chatbots
First level of support automation to enable client & employee self-service (text based)

Machine Learning / AI-powered Recommendation Engines
Implementing automated decision making & recommendations

UBS

1 Cumulative

Utilities partnerships to mutualize infrastructure spend

Benefits of utilities



- **Efficiency gains** through scale and standardization
- **Leverage best of breed technology** that enhances the client experience
- **Mutualize** mandatory and regulatory investments

Partnerships

UBS + Third parties

- **Co-invest** and partner to build a best-in-class banking utilities
- **Accelerate time-to-market** by enhancing partner's existing assets
- **Reduces costs** as services are maintained and enhanced to latest standards

UBS

Key messages

Significant cost reductions in Corporate Center – Services were reinvested in technology and regulatory initiatives

Corporate Center – Services reported costs expected to decline by ~800m by 2021

Technology spend will be maintained at current levels with a focus on advanced technology to enable business growth and innovation and create further efficiencies

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS

UBS Investor Update

Personal & Corporate Banking

Axel P. Lehmann
President Personal & Corporate Banking
President UBS Switzerland

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

UBS

Key messages

Personal & Corporate Banking delivers strong and steady profits, and contributes significantly to UBS's status as the #1 bank in Switzerland

We are expanding our digital lead while improving cost efficiency

Targeting 3-5% adjusted annual pre-tax profit growth FY19-FY21

UBS

UBS is the #1 bank in Switzerland

Recognized leader in a very attractive market


GDP per capita
k
CHN
GER
USA
CH
0
100
Exports
% of GDP
0
100
Public debt
% of GDP
120
0
Gross financial assets
per capita[1]
k
0
400

#1 Personal & Corporate Banking

Personal Banking
~1/3 households

Corporate & Institutional Clients
>50% mid- to large firms[2]
>90% large corporates[2]

Global Wealth Management Switzerland
~20% market share

Asset Management Switzerland
~25% market share

Investment Banking Switzerland
#1 Swiss IPOs[3]

1 Source: Allianz Global Wealth Report 2018; 2 Number of business relationships divided by estimated market size; 3 Source: Dealogic, September 2016 to September 2018 for deal value >EUR 100m

Leading returns through cost and capital efficiency

Most profitable among systemically-relevant banks in Switzerland


Cost efficiency
Cost/income, FY17
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
90%
95%
0%
2%
4%
6%
8%
10%
12%
Income/RWA, FY17
Capital efficiency
Efficiency indifference curves
Higher profitability
UBS Region Switzerland[1]
UBS P&C
Average Swiss cantonal banks

Personal & Corporate Banking is best-in-class among systemically-relevant banks in Switzerland

Personal & Corporate Banking's profitability is comparable to equivalent businesses at other European banks despite more negative interest rates and a smaller home market

- Actual
- Swiss peers[2]
- European peers[3]

Adjusted for one-offs including litigation; not adjusted for restructuring costs; Efficiency indifference curves are for illustrative purpose only;
1 UBS Personal & Corporate Banking, Global Wealth Management Switzerland, Asset Management Switzerland, Investment Bank Switzerland;
2 Refers to systemically-relevant banks in Switzerland (Credit Suisse SUB, Zürcher Kantonalbank Group, Raiffeisen Group, PostFinance Group);
3 BNP Paribas French Retail, Barclays UK, Deutsche Bank Private & Commercial Bank, Nordea Group, SEB Group, Santander Group, BBVA Retail Spain, Royal Bank of Scotland UK Personal & Commercial Banking, Lloyds Retail & Commercial

UBS

Personal & Corporate Banking – Strong and steady profits

Strong returns on balanced revenue mix and cost discipline



Profit before tax
1.6
1.6
Income
3.8
3.9
Net interest income
2.2
2.1
Recurring, transactional and other income
1.7
1.8
FY14
3Q18 LTM[1]
Cost/income ratio
57%
57%

Consistent profits despite significant interest rate headwinds and additional regulatory funding costs

Recurring, transactional and other income increased on pricing and net new client growth; lower reliance on net interest income

Disciplined resource management with cost efficiency improvements funding significant tech investments

Return on attributed equity consistently above 20%

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 20 for details on adjusted numbers and FX rates in this presentation; 1Last 12 months

Personal & Corporate Banking – A balanced mix

Highly successful franchises


58% PBT[1]

Corporate & Institutional Clients

- UBS Digital Business
- Corporate clients
- Institutional clients
- Banks
- Real estate
- Commodity trade finance
- International hubs

121k corporate clients


42% PBT[1]

Personal Banking

- **Personal clients basic;** 1.9m clients primarily digital and call center servicing
- **Personal clients individual;** 0.6m clients with dedicated client advisor

Joint branch network and IT platform synergies with GWM and Corporate & Institutional

Focus on superior client experience to attract and retain potential future GWM clients

2.5m clients

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 20 for details on adjusted numbers and FX rates in this presentation

1 FY17

Corporate & Institutional Clients

Attractive and diversified client and product segments

Client segments

Corporate Clients
46.7k mid to large corporate clients and multinationals

UBS Digital Business
61.8k small businesses and newly founded companies

Real Estate
8.7k companies in the real estate sector

Banks[1]
2.4k banks and regulated brokers

Institutional Clients
1.9k pension funds and insurers

Commodity Trade
130 specialized commodity trading firms

Product segments

Cash management services	Payment services in 130 currencies for corporate clients with domestic and international business activities
Trade and export finance	International trade-related security and liquidity solutions for corporate clients
Asset servicing	Asset structuring, global post-trade services, reporting and controlling for institutional clients
Corporate finance	Mandate based advisory services focusing on e.g., M&A, company succession, leasing, syndicated loans & real estate transactions
Cash & securities for banks	Custody services, cash services, payment processing, and liquidity provision for banks and regulated brokers

UBS

1 Includes Swiss and international banks/regulated brokers in global coverage model

Working in partnership

Delivering the whole firm to our clients

Our clients

Entrepreneurs
Wealthy individuals
Global Family Office clients

Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs

Personal clients
Corporate clients
Institutional clients/banks

Institutional clients
Wholesale clients



GWM
IB
P&C
AM
GWM
IB
P&C
AM

Areas of collaboration

Holistic wealth management
Wealth in need of investment

Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending

Wealth growth and client shifts to GWM
Corporate & Institutional services
Real estate financing

Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail/wholesale product development
Platform services

UBS

List is not exhaustive

Driving efficient growth

We can further grow our client base and increase profits

Increase efficiency, while sustaining strong net new client growth and shifting clients to GWM as their wealth increases

Personal Banking

Continue to upgrade our digital capabilities

Corporate & Institutional Clients

Seize growth opportunities, while leveraging leading market expertise

Improve client advisor effectiveness, enhance new client acquisition and client retention applying advanced analytics

Expanding our digital lead while improving cost efficiency

UBS

Growing revenues

Further improving the quality of our revenues by growing recurring and transaction income

Balanced mix

Income split[1]



47%
53%
34%
66%
UBS
Swiss market

Our ambition

Income, bn



3.9
1.8
2.1
3Q18 LTM
→ Grow non-net interest income at 3-5% per annum²
→ Expect some decrease from current levels reflecting continued pressure on net interest margin
Ambition
Recurring, transactional and other income
Net interest income

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 20 for details on adjusted numbers and FX rates in this presentation; 1 UBS 9M18; Swiss market: SNB data for cantonal banks, regional/saving banks and Raiffeisen banks (2017); 2 Based on UBS's current GDP projections for Switzerland

Loan portfolio

Prudently managed; majority of loans secured by residential property


Loans, gross
131bn

Share	Category	Description
60%	Self-occupied real estate, residential	Single-family homes 6% volume growth since 2014 ø loan-to-value (LTV) 57%; 93% of loans with LTV ≤80%
19%	Income producing real estate, residential and commercial	Mainly multi-family homes 24% volume decrease since 2014 ø LTV 53%; 98% of loans with LTV ≤80%
7%	Self-occupied real estate, commercial	Corporate loans secured by real estate
6%	Other secured loans	Mainly to corporates; secured by securities, cash, guarantees and other collateral
8%	Unsecured	Mainly investment grade corporate loans and diversified credit card loan portfolio

99.7%

of single- and multi-family homes portfolio would still be covered if collateral values were to fall by 20%

0.003% average credit losses p.a. over the last 5 years

UBS Numbers in CHF; 30.9.18

Interest rate sensitivity

Well positioned to benefit from an increase in CHF interest rates

Net interest income (NII), illustrative example

bn, assuming static balance sheet, constant FX and no management action



Year 1
vs. 3Q18 LTM
Year 2
vs. 3Q18 LTM
Year 3
vs. 3Q18 LTM
(0.1)
(0.1)
0.0
(0.2)
(0.2)
0.3
(0.2)
(0.2)
0.5
100bps parallel decrease vs. implied forwards
Implied forward
100bps parallel increase vs. implied forwards

Historical CHF interest rates[1]

%



4.0
3.0
2.0
1.0
0.0
(1.0)
2008
2010
2012
2014
2016
2018
6M spot rate
5Y spot rate

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 20 for details on adjusted numbers and FX rates in this presentation; Based on implied forward rates, 31.7.18; 1 Source: Reuters

Expanding our digital lead

Investing in the franchise to sustain market leadership

Digital clients

80%
more revenues[1]

70%
lower attrition
for active clients[1]

+24
Net promoter score
higher satisfaction[1,2]

#1

Highest digital penetration amongst large Swiss banks[3]

>100%

Increase in **mobile banking payments** and **TWINT[4] transactions**[5]

+150%

Corporate client onboarding supported by **video identification**[6]

Attractive economics

Strong momentum with our clients

Faster time-to-market through collaboration with fintechs

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 20 for details on adjusted numbers and FX rates in this presentation; 1 Clients actively using e- or mobile banking and UBS Access App, i.e. at least one login in the last 30 days per end of 1H18, compared with clients who didn't use these products actively. Personal Banking clients aged 18-59, excl. rental deposits and single-purpose accounts, 2Q18; 2 Survey by Client-based Insights Schweiz, commissioned by UBS, 2017, Personal Banking only; 3 December 2017; 4 TWINT is a leading mobile payment system in Switzerland, supported by a consortium of banks and retailers; 5 1H18 vs. 1H17; 6 August 2018 vs. December 2017

Increasing efficiency

Driving further efficiency gains front-to-back

Since 2014

- **Workforce** optimization
- Continued **branch network optimization**
- **>50 robots** deployed
- **6% increase** in revenues per staff in Corporate & Institutional
- **13% increase** in accounts per advisor in Personal Banking

Cost/income ratio to decrease ~3-4ppts 2021 vs. 3Q18 LTM pro-forma


3Q18 LTM pro-forma
59.4%
Front-to-back optimization
~2
Advisor productivity and revenue growth
~1-2
Optimization of branch network
~1
Workforce optimization
~1
Further investments into IT capabilities
~2
FY21 cost/income ratio ambition
~56%
~(3-4ppts)

Personal Banking – Strong growth momentum

Digital transformation ongoing – increasing efficiency while sustaining strong growth and collaboration

Best-in-class experience to attract and retain clients
42k net new clients in 2017

Growing clients up to Global Wealth Management
- We aim to shift >5bn invested assets and loans p.a. to GWM
- We aim to refer >5bn new business volume p.a. to other business segments and divisions

Significant synergies from shared Swiss branch network

Enhanced business growth...

Profitable growth in mortgages, while maintaining rigorous lending standards

Strengthen advisory process to shift client deposits into investments

Use data analytics to enhance cross-selling and further strengthen loyalty

Enhance end-to-end client processes via digitalization focusing on simplicity and personalization

Free up client advisor capacity via contact centers and digital

Optimize our branch network and format to suit evolving client needs

...while improving cost efficiency

UBS

Corporate & Institutional Clients – Driving further growth

Extending offering and improving sales processes to drive future growth

Corporate clients	UBS Digital Business	Real estate
International hubs and blockchain	Comprehensive solution for small businesses	UBS Atrium platform and new investor groups

Industry-leading efficiency

Global reach and connections

Close partnership with Investment Bank

Net new client growth	New client acquisition and enhanced retention via advanced analytics
Share of wallet	Achieve main bank status with our clients and seize cross-selling opportunities via advanced analytics and strategic client dialogue
Client advisor effectiveness	Enable advisors to focus on complex tasks with improved tools and shifting basic services to call centers

UBS

Greater focus on small businesses

Launched UBS Digital Business in 4Q18: comprehensive and state-of-the-art solutions for small businesses

Untapped potential

Firms with <10 employees

Estimated UBS market penetration[1]


~23%
31.12.17
Ambition

Fully digital

- Modular and personalized offering
- User-friendly tools for daily banking needs
- Liquidity management and financial planning tools
- Enhanced digital sales capabilities
- Express credit facility
- Comprehensive self-service functionalities

Enabling efficient client servicing and scalability

Bringing state-of-the-art corporate solutions to our broader client base

1 Number of companies with UBS banking relationships vs. total number of Swiss firms with <10 employees. Source: AmPuls Market Research (2017)

Financial targets

		Current performance		Annual targets		Ambitions	Capital/resource guidelines
		3Q18 LTM	Pro-forma[1]	FY19	FY19-21	FY21	FY19-21
Group	Reported return on CET1 capital	13.7%[2]		~15%		~17%	
	Adjusted cost/income ratio	77.5%		~77%		~72%	
	CET1 capital ratio	13.5%[3]					~13%
	CET1 leverage ratio	3.80%[3]					~3.7%
Global Wealth Management	Adjusted pre-tax profit growth	5%			10-15%[4]		
	Adjusted cost/income ratio	76.5%	✓	~75%		~70%	
	Net new money growth	2%			2-4%		
Personal & Corporate Banking	Adjusted pre-tax profit growth	(2%)			3-5%[4]		
	Adjusted cost/income ratio	59.4%	✓	~59%		~56%	
	Net interest margin	152	✓		145-155bps		
Asset Management	Adjusted pre-tax profit growth	(10%)[5]			~10%[4]		
	Adjusted cost/income ratio	75.1%	✓	~72%		~68%	
	Net new money growth (excl. money markets)	6%			3-5%		
Investment Bank	Adjusted return on attributed equity	13.6%	✓		~15%[4,6]		
	Adjusted cost/income ratio	77.3%	✓	~78%		~75%	
	RWA and LRD in relation to Group	32%/32%					~1/3

Numbers in CHF unless otherwise indicated; refer to slide 20 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Pro-forma adjusted for announced Corporate Center allocation changes; 2 Adjusted for the impact from the US tax reform in 4Q17; 3 As of 30.9.18; 4 Over the cycle; 5 Normalized for the sale of our Fund Administration business in 4Q17; 6 Repositioned from a minimum return to a performance target

UBS

Key messages

Personal & Corporate Banking delivers strong and steady profits, and contributes significantly to UBS's status as the #1 bank in Switzerland

We are expanding our digital lead while improving cost efficiency

Targeting 3-5% adjusted annual pre-tax profit growth FY19-FY21

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS Investor Update

Asset Management

Ulrich Körner
President UBS Asset Management
President UBS Europe, Middle East and Africa

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

UBS

Key messages

Fundamental transformation completed, back on the competitive landscape and well positioned for profitable growth

AuM growth rate of 2x industry after years of asset loss; performing well against significant industry headwinds

Strategy focused on areas of high industry growth, supporting our ~10% annual PBT growth target over the 2019-2021 period

UBS

Who we are

A leading Europe-based asset manager with a highly differentiated global offering

Invested assets
815bn[1]

Client segments



Third-party Wholesale
10%
UBS GWM and P&C
27%
Third-party Institutional
63%

Significant third party business

Deep institutional DNA

Partner for GWM, much more than an in-house manager

Regions



Asia Pacific
18%
Americas
24%
EMEA
25%
Switzerland
33%

Regionally-diversified, strong presence in APAC

Globally integrated, presence in 23 countries

Business lines / asset classes[2]



Real Estate and Private Markets
10%
Hedge Fund Businesses
5%
Multi Assets and Solutions
16%
Money Market
10%
Fixed Income (ex MM)
20%
Equities
40%

Holistic offering across asset classes

Strong investment performance

Innovative Platform Services

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation; 1 30.9.18. Data does not include the assets of non-consolidated joint ventures; 2 Equities, Fixed Income and Money Market reflect asset classes, the Hedge Fund Businesses consist of O'Connor and Hedge Fund Solutions, Real Estate & Private Markets is a separate business line

An integral part of UBS's value proposition

Highly attractive financial characteristics, strengthens investment and asset gathering position

Attractive financial characteristics	Attractive return profile, consistently delivering ~0.5bn profit every year Very limited balance sheet usage Very high returns: over 25% RoAE and over 150% RoATE[1]
Strengthen UBS investment and asset gathering position	Deep investment and portfolio management expertise Strong product and platform innovation capabilities leveraged across UBS Compelling value proposition for core client segments, e.g. UHNW
Deep, long-standing and significant collaboration synergies	Revenue synergies with GWM, P&C and the IB Scale and cost synergies across Corporate Center functions

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation;
1 9M18

Working in partnership

Providing clients with the services they need from across the whole firm

Our clients | **Areas of collaboration**


Entrepreneurs
Wealthy individuals
Global Family Office clients
Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs
Personal clients
Corporate clients
Institutional clients/banks
Institutional clients
Wholesale clients
GWM
IB
P&C
AM
GWM
IB
P&C
AM
Holistic wealth management
Wealth in need of investment
Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending
Wealth growth and referral to GWM
Corporate & Institutional services
Real estate financing
Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail / wholesale product development
Platform services

UBS List is not exhaustive

Years of stagnation turned into strong asset growth

Recovering from 'lost' years



Invested assets
Industry
trn[1]
UBS AM
bn
47
(18)
38
9
59
5
69
7.5
77[2]
891
(35)
575
0
583
4
656
15
810
UBS AM growing at ~2x industry rate
FY07
FY08
FY13
FY16
1H18
CAGR (%)

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation; Source: BCG (for 2007–2017), peers' quarterly reports (for 1H18); 1 Transitioned from USD to CHF for all years using 31.12.17 exchange rate, as per BCG methodology; 2 Based on 2017 value from BCG and 1H18 AuM growth of peer group

Transformed business across entire value chain

Significant investments in order to deliver the best of our firm to clients and return to growth path

Operating platform	Products	Investments	Distribution
Replacing core platform Established foundational data infrastructure and governance Centralized mid / back office	Repositioned and streamlined shelf Added innovative products and business lines	Integrated investment areas globally Enhanced investment performance, strong focus on risk-adjusted returns Introduced new investment techniques	Revamped client coverage across global client segments with local touch Integrated platform businesses; introduced new offering

Examples

Significant investment in talent and 'One UBS AM' culture

+

Sale of ancillary businesses

UBS

Delivering strong and improving investment performance

Actions implemented driving significant increase in top-performing fund assets

Strong increase in 5* Morningstar rated assets ...



Industry[1]
UBS AM funds[2]
40%
37%
23%
31%
43%
26%
27%
37%
36%
+38%
30.9.18
31.12.16
30.9.18
1-3 Stars
4 Stars
5 Stars

... and in 1st and 2nd quartile assets vs peers



Industry[3]
Lipper quartiles
UBS AM funds[3]
Lipper quartiles
17%
23%
29%
31%
7%
35%
30%
28%
8%
13%
41%
38%
+36%
30.9.18
31.12.16
30.9.18
4th Quartile
3rd Quartile
2nd Quartile
1st Quartile

UBS

Based on fund assets unless indicated; 1 Global, share of all rated open-ended funds, excl. fund of funds and feeder funds; 2 Data extracted from Morningstar Direct for all rated funds, covers 88% of UBS AM's fund AuM (ex MM); 3 Thomson Reuters Lipper Investment Management 3-year performance. Based on mutual funds registered for sale in the "MSCI Europe Developed Markets Universe." Excludes institutional funds, insurance funds, ETFs, pension trusts, money market, passive funds, and funds <1year. Covers ~66% of UBS AM's active fund AuM (ex MM)

Profit before tax development yet to meet our ambitions

Relative performance reflects M&A, business mix and necessary investments into transformation

Profit before tax
illustrative



+1.5% p.a.
509
40[1]
469
504
10[1]
494
FY14
Industry headwinds
Investment into transformation
Management impact
Market factors
2Q18 LTM[2]

Relative PBT performance vs peer group FY14-2Q18 LTM
CAGR, % p.a.



Peer group as reported
+4%
+1ppts
Peer M&A activity
Organic peer group
+3%
Driven by:
Share of Wholesale segment
Necessary investments into transformation
+1.5ppts
Organic UBS AM
+1.5%
+1.5ppts
Sale of ancillary businesses
UBS AM[3]
0%

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation;
1 Adjusted PBT contribution of sold ancillary businesses: Alternative Fund Services in 2015, Investment Fund Services in 2017; 2 Last 12 months;
3 Based on annual and quarterly disclosures

Differentiated client proposition – foundation for growth

Holistic offering across asset classes and Platform Services capabilities provided in a fully integrated way

One UBS AM



Traditional Active and Alternatives
Indexed & Alternative Beta
Platform Services

World-class Alternative & Traditional Active capabilities

#1 Foreign Manager in China[1]

#2 Fund of Hedge Funds business[2]

#5 Manager of direct real estate[3]

Award winning Emerging Markets and China Equities offering

Strong investment performance

Leading and innovative Indexed & Alternative Beta franchise

#2 European indexed player[4]

#4 ETF provider in Europe[5]

#1 Sustainability ETFs in Europe[6]

#2 Currency hedged ETFs in Europe[7]

Fully-comprehensive Platform offering

Fondcenter: #2 B2B fund platform in Europe[8], #1 in Asia[9]

Fund Management Services: a leading provider in Europe

UBS Partner: innovative new offering

UBS

1 Z-Ben Advisors, April 2018; 2 HFM InvestHedge Billion Dollar Club, March 2018; 3 FT/Towers Watson, 2017; 4 Company disclosures, December 2017; 5 ETFGI, Sept 2018; 6 Morningstar, September 2018; 7 ETFGI, September 2018; 8 Platforum, June 2018; 9 Platforum, October 2018, covering Singapore, Hong Kong, and Taiwan

Strategic priorities geared to above industry growth areas

Building on our global strengths and differentiated client proposition



Traditional Active and Alternatives
Indexed & Alternative Beta
Platform Services

UBS AM strategic priorities[1]		Industry area AuM CAGR[2]	UBS AM ambition vs industry expectation
Growth	Wholesale and Platform Services 83bn AuM	~9%	↗
	Investment Solutions 128bn AuM	10%	→
	Sustainable and Impact Investing 17bn AuM SI-focused and ESG integrated in >200bn of AuM	15%	↑
	China 39bn AuM	14%	↑
	Indexed (including ETFs) 312bn AuM	10%	↗
Efficiency & effectiveness	Operational Excellence	↕	
	Expected industry AuM CAGR[3]	7%	

UBS

Numbers in CHF unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation; AuM of strategic priorities overlap; 1 30.9.18; 2 Market growth forecasts based on Cerulli, McKinsey, BCG, Global Sustainable Investment Alliance; 3 BCG

Exploit sizeable opportunity in Wholesale

Intensified focus and investments already driving momentum

The industry perspective

Highly attractive industry segment

80% of industry revenue growth[1]

Margins ~3x institutional

Technology and regulatory changes

3rd party Wholesale[2] AuM

% of overall AuM



Peers
UBS

UBS AM position

Enhanced coverage and product development

Dedicated segment coverage established

Built-out product shelf

Developed Platform Services

Expanded UBS Fondcenter and Fund Management Services

Launched UBS Partner flagship offering

Drivers to fuel substantial growth

Further drive growth in EMEA and APAC

Keep focus on product innovation and competitive shelf

Further intensify sales activities

Strategic partnerships across clients' value chains

Further expand Platform Services

Expand client book globally

Further build out services offered to clients

Wholesale AuM

bn



6% p.a.
>10% p.a.
75
83
31.12.16
30.9.18
31.12.21
ambition

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation; 1 For peer group 2015-2017, based on public company information; 2 FY17, for peer group, based on public company information

Substantial growth in Indexed and Alternative Beta

Strong market position supported by innovative products and scalable platform

Top European player

#2 Europe-based indexed funds player[1]

#4 European ETF market player; strong increase in market share[2]

Drivers to fuel growth

Product innovation, quality and differentiation

Expansion of multi-factor/ Alternative Beta / Sustainable Investing offering

Data-driven investing

Geographic strengthening

Expansion of product and sales activities in EMEA and APAC

Further increase scalability

Infrastructure for increased scalability and factor-driven investing

Differentiation driving financial success

Indexed[3] cost/income ratio

%



(25 ppts)
FY16
FY17
3Q18 LTM

Indexed[3] AuM

bn



26% p.a.
>13% p.a.
31.12.16
30.9.18
31.12.21 ambition

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation; 1 Peers' public reporting as of December 2017, UBS calculation; 2 ETFGI as of September 2018; 3 Includes Indexed, Alternative Beta and ETF

Driving operating leverage to support growth

Continuously seeking efficiency improvements to achieve cost and growth targets

Measures	Cost reductions[1]	Actions
Mid/back office	~10m by 2018	Reduced locations from 14 to 5 (+3 satellite offices) Increased share of staff in low/mid-cost locations to 56%
Measures taken in 2018	~40m by 2019	Headcount reductions G&A cost optimizations
Core IT platform replacement	~25m by 2021	Decommissioned 21% of applications

Key future levers

Technology and process optimization

- Full roll-out of portfolio accounting platform
- Further decommissioning of apps
- Move to the cloud
- Further increase in offshore presence
- Robotics and cognitive automation
- Establish micro-service architecture

Additional savings in Corporate Center functions

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation;
1 Gross, annualized

Further strategic priorities in full implementation mode

Delivering strong initial successes


Traditional Active and Alternatives
Indexed & Alternative Beta
Platform Services

Investment solutions – Leverage breadth and depth of global capabilities:

- Deliver superior Multi-Asset strategies for Wholesale clients
- Provide components of investment process to strategic partners
- Deliver custom portfolios across public and private markets

Sustainable and impact investing – Continue to establish us as a leading provider for clients:

- Integrate ESG holistically across asset classes
- Develop innovative products and solutions, continue to significantly growing assets (tripled sustainability-focused and impact assets since 2016)
- Expand corporate governance and engagement

China – Maintain position for clients around the world as the 'Call for China':

- #1 ranked foreign asset manager in China[1]
- Close to 30% invested assets growth since end-2016
- Private fund management license in 2017; launched first onshore funds
- Award-winning team of China Equities specialists

UBS

1 Z-Ben Advisors, April 2018

Clear path to our profit growth target

Profit before tax



~10% p.a. growth over the FY19-FY21 period
479
3Q18 LTM[1]
Market factors
Management priorities
Investments in growth
FY21 ambition
~50% of operating income growth
Including reinvested efficiency gains
~80% of NNM growth driven by strategic priorities
Expanding Platform Services
Actively managing gross margins

Targeting 3-5% NNM growth p.a.; cost/income ratio ambition of ~68% by 2021

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 19 for details on adjusted numbers and FX rates in this presentation;
1 Excludes PBT contribution of sold ancillary businesses: Alternative Fund Services in 2015, Investment Fund Services in 2017

Financial targets

		Current performance		Annual targets		Ambitions	Capital/resource guidelines
		3Q18 LTM	Pro-forma[1]	FY19	FY19-21	FY21	FY19-21
Group	Reported return on CET1 capital	13.7%[2]		~15%		~17%	
	Adjusted cost/income ratio	77.5%		~77%		~72%	
	CET1 capital ratio	13.5%[3]					~13%
	CET1 leverage ratio	3.80%[3]					~3.7%
Global Wealth Management	Adjusted pre-tax profit growth	5%			10-15%[4]		
	Adjusted cost/income ratio	76.5%	✓	~75%		~70%	
	Net new money growth	2%			2-4%		
Personal & Corporate Banking	Adjusted pre-tax profit growth	(2%)			3-5%[4]		
	Adjusted cost/income ratio	59.4%	✓	~59%		~56%	
	Net interest margin	152	✓		145-155bps		
Asset Management	Adjusted pre-tax profit growth	(10%)[5]			~10%[4]		
	Adjusted cost/income ratio	75.1%	✓	~72%		~68%	
	Net new money growth (excl. money markets)	6%			3-5%		
Investment Bank	Adjusted return on attributed equity	13.6%	✓		~15%[4,6]		
	Adjusted cost/income ratio	77.3%	✓	~78%		~75%	
	RWA and LRD in relation to Group	32%/32%					~1/3

UBS

Numbers in CHF unless otherwise indicated; refer to slide 19 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Pro-forma adjusted for announced Corporate Center allocation changes; 2 Adjusted for the impact from the US tax reform in 4Q17; 3 As of 30.9.18; 4 Over the cycle; 5 Normalized for the sale of our fund administration business in 4Q17; 6 Repositioned from a minimum return to a performance target

Key messages

Fundamental transformation completed, back on the competitive landscape and well positioned for profitable growth

AuM growth rate of 2x industry after years of asset loss; performing well against significant industry headwinds

Strategy focused on areas of high industry growth, supporting our ~10% annual PBT growth target over the 2019-2021 period

UBS

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS

UBS Investor Update

Global Wealth Management

Martin Blessing & Tom Naratil
Co-Presidents, Global Wealth Management

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS

Key messages

- Largest and only truly global wealth manager – uniquely positioned in biggest and fastest growing markets & segments
- Strategic plan focused on accelerated growth in US, APAC and UHNW, supported by favorable market factors
- Creation of GWM allows for ~250 million annualized cost saves, cumulative >600 million by 2021, to be reinvested in growth
- Significant investment in the future – including technology to deliver industry-leading client and advisor experience
- We intend to deliver at the higher end of our ambitious and achievable FY21 targets

We intend to deliver at the upper end of our growth targets

FY19-FY21



PBT growth[1]:
10-15%
11-13%
13-15%
FY19
FY20
FY21
NNM growth[2]:
2-4%
2-4%
3-4%
FY19
FY20
FY21
Cost/income ratio[3]:
~70%
~75%
~70%
FY19
FY20
FY21
Growth targets

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation
Targets and ambitions reflect Corporate Center allocation changes; 1 Annual target over the cycle, annual ranges represent management aspiration; 2 Target, annual ranges represent management aspirations; 3 Target for FY19, ambition for FY21

We are the only truly global wealth manager with scale

Globally leading wealth manager


Invested assets[1]
2.4
UBS
North American peers

Diversified footprint with scale


Invested assets
illustrative
Americas
~54%
APAC
~16%
Switzerland & EMEA
~31%
≥96%
≤4%
~10%
~25%
~65%
UBS
Large peers with limited footprints
Smaller peers with broader footprints

Numbers in USDtrn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 Scorpio Partnership 2018 Global Private Banking Benchmark, 31.12.17

Market trends favor UBS

Global wealth growing 2x GDP, led by APAC, UHNW and North America

Investable wealth[1]
trn



Regions
72
9%
per annum
110
36
19
14
2
1
48
38
20
3
1

	CAGR
North America	6%
LatAm	12%
APAC	15%
Switzerland (CH)	5%
EMEA (ex. CH)	7%



Client segments
72
23
34
16
110
39
49
22
FY17
FY22E

UHNW	11%
HNW	8%
Affluent	7%

Growth successfully captured by UBS

Invested assets[3]



USA
6%
per annum
960
1,175
APAC[4]
11%
per annum
251
377
UHNW[2]
9%
per annum
869
1,195
643
In dedicated UHNW unit
FY14
3Q18

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 BCG Global Wealth Database 2018 (investable wealth is liquid assets of households with wealth of USD >250k; UHNW >20m, HNW 1-20m, Affl. 0.25-1m); 2 UHNW segment definition: WM non-Americas: >50m bankable assets or >100m total wealth; WM Americas: Mostly >10m bankable assets with UBS; 3 CAGR calculated as ^(1/3.75) as of 30.9.18; 4 Excluding Australia domestic business which was exited in 2Q16

UBS

A profitable, growing business

	FY14	3Q18 LTM[2]	CAGR	
Profit before tax	3.5	4.2	+5%	Sustainable profit growth
Operating income	14.9	16.5	+3%	Ten-year high in recurring net fee income
Invested assets trn	2.0	2.4	+5%	Record invested assets in 3Q18
NNM growth %	2.5	2.0		NNM growth ≥2% each year from FY14 to 3Q18 LTM
Mandate volume	585	811	+9%	Record mandate volume and penetration
Loans[1]	157	175	+3%	Loan growth driven by USA, APAC and UHNW
Cost/income ratio %	77	75		Improved efficiency while accelerating investments

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet; 2 Last 12 months, 30.9.18 for balances and invested assets

Solid progress – headwinds largely behind us

Profit before tax



5% per annum
3.5
4.2
>10% per annum
FY14
Market factors
Management priorities
Strategic investments & headwinds
3Q18 LTM

Market factors
- Performance
- USD interest rates
- FX

Management priorities
- Mandates
- Banking products
- Global UHNW/GFO

Strategic investments & headwinds
- Technology investments
- Cross-border transformation
- CHF and EUR interest rates
- Retrocession-free offering
- Regulatory costs

UBS Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation

A clear path to accelerate PBT growth to 10-15% per annum

Profit before tax[1]
illustrative



We aspire to grow profits by 13-15% by 2021
4.2
3Q18
LTM
Market factors
Management priorities
Strategic investments
FY21
ambition

Market factors
- ~50% of operating income growth

Management priorities
- Net new money
- Banking products
- Delivering all of UBS

Strategic investments
- ~250m annualized cost saves by streamlining our organization and processes to reinvest in growth, cumulative >600m by 2021
- ~600m investment in technology until 2021

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 Annual target over the cycle

Fueled by the power of an integrated GWM

The creation of GWM gives us even greater confidence in executing our plans to deliver our targets


USA
LatAm
APAC
EMEA
CH
UHNW/Global Family Office, Financial Intermediaries
Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)
Scalable operating model with two global platforms

- New growth opportunities in US GFO and UHNW
- Broadening access to best solutions and services for clients
- Reducing barriers to collaboration
- Reinvesting ~250m annualized cost saves into growth

UBS

Working in partnership

Providing clients with the services they need from across the whole firm



Our clients
Entrepreneurs
Wealthy individuals
Global Family Office clients
Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs
Personal clients
Corporate clients
Institutional clients/banks
Institutional clients
Wholesale clients
GWM
IB
P&C
AM
GWM
IB
P&C
AM
Areas of collaboration
Holistic wealth management
Wealth in need of investment
Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending
Wealth growth and client shifts to GWM
Corporate & Institutional services
Real estate financing
Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail/wholesale product development
Platform services

UBS List is not exhaustive

Delivering further operating leverage and investments

Operating leverage despite strategic & regulatory investments



+3% per annum
Operating income
14.9
16.5
+2% per annum
Operating expenses
~1.0 strategic & regulatory investments absorbed
11.4
12.3
Cost/income ratio
%
77
(200bps)
75
FY14
3Q18 LTM

Ambition to further improve by ~500bps by 2021



Cost/income ratio
%
~500bps
75
~70
3Q18 LTM
FY21 ambition

- ~250m annualized cost saves to reinvest in growth by streamlining our organization and processes, cumulative >600m by 2021
- Ongoing focus on cost control and increasing operational efficiency

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation

Cumulative >600m cost saves by 2021

2nd wave
Additional ~100m annualized cost saves identified in similar categories

1st wave
~100m annualized cost saves in 2018, increasing to ~150m in 2019-21



Cost reduction
run rate
~100
~220
~70
~150
~250
~100
~150
~250
~100
~150
FY18
FY19
FY20
FY21

P&L impact m	FY18	FY19	FY20	FY21
	~25	~160	~235	~250

Cumulative
>600m gross cost saves



Breakdown of ~150m cost reduction
Switzerland ~5%
EMEA ~15%
APAC ~15%
Americas ~20%
IPS, CIO, CSO, COO ~45%
Units
Optimized 3rd party spend 5%
Reduced replacement hiring 45%
Delayering and removal of duplicated functions ~50%
Categories

UBS Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation

Substantial growth continues in USA, APAC and UHNW


Profit before tax
illustrative
4.2
USA
LatAm
APAC
EMEA
Switzerland
3Q18
LTM
FY21
ambition

Key ambitions per region[1]:

USA
Deliver 25% PBT margin[2]

LatAm
Deliver 10-15% PBT growth per annum

APAC
Deliver >15% PBT growth per annum

EMEA
Deliver 5-10% PBT growth per annum

Switzerland
Deliver 5-10% PBT growth per annum

UHNW[3]: Deliver 4-6% NNM per annum

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; Financial targets over the cycle; 1 Annual targets over the cycle unless otherwise noted; 2 Ambition by 2021, PBT in % of operating income; 3 Globally managed unit that exclusively serves UHNW clients

USA – Deliver 25% PBT margin



Share of GWM PBT[1]
USA
30%
LatAm
5%
APAC
21%
EMEA
28%
CH
17%
20%[2]
UHNW/Global Family Office (GFO),
Financial Intermediaries
Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)
Scalable operating model with two global platforms

UBS Ambition by 2021; 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

Record PBT with good growth momentum

USA

	FY14		3Q18 LTM[3]
Profit before tax m	825	11% per annum	1,274
Operating income % change		5% per annum	
C/I ratio %	87		84
Invested assets bn	960	6% per annum	1,175
NNM bn, % growth	5.7 0.7%		(5.3)[2] (0.5%)

Key messages

- Largest wealth market with strong fundamentals
- Most productive FAs with lead supposed to widen
- CHF 123bn increase in mandates since 2014
- Record PBT on record invested assets
- Strong same-store[1] NNM up 73% since 2014
- New operating model fuels success

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 NNM from financial advisors that have been with the firm for more than 12 months; 2 Includes a single outflow of around CHF 4.4bn from a corporate employee share program in 2Q18; 3 30.9.18 for invested assets

Our ambition is a PBT margin of 25%



PBT margin[1]
~900bps
16%
~250bps
~250bps
~200bps
~200bps
25%
3Q18
LTM
Reach ~45% mandate penetration
Increase lending penetration by ~40%
Strengthen UHNW segment
Further drive operating leverage
FY21 ambition

- Mandates at the core of our investment solutions
- Leverage global expertise to expand platform

- Enhance liability management
- Continue to grow lending solutions

- Focus on clients with USD 100m+ in bankable assets
- Dedicated sales initiatives to target specific client segments

- Focus on same-store growth/retention with only selective hiring
- Use ALFA[2] program for smooth FA-client transition

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Ambition by 2021; 2 Aspiring Legacy Financial Advisor, targeting retiring financial advisors

Reach ~45% mandate penetration

USA

Address client demand and regulation >
- Majority of clients prefer fee-based investment solutions
- Regulatory landscape favoring asset-based fees vs. trading

Expand US offering >
- Expand product shelf by adding new global mandate solutions developed in Switzerland

Build out FA support >
- Increase product specialists to support our FAs and client base

Invest in our Advisory platform >
- UBS Advice Advantage as our digital advice offering
- Technology projects to improve FA experience in connecting mandates with wealth planning

Mandate volume

334 → 457 (+123)



Mandate penetration
%
35
39
45
+600 bps
FY14
3Q18
FY21 ambition

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation

Increase lending penetration by ~40%

USA

Address client demand	30-35bn incremental lending opportunity by capturing share of wallet from existing clients
New product introduction	Rollout commercial real estate program in partnership with the Investment Bank Launch lending programs to entrepreneurs Enhance tailored lending program
FA support & client experience	Leverage our existing ~100 banking specialists supporting FAs and clients Integrate banking offerings on digital platforms
Liability management	Rollout of savings accounts Issue structured and callable certificate of deposits Continue optimization of our investment portfolio



Loan volume[1]
40
50
Lending penetration
% of invested assets
~40%
4.1
4.3
>6.0
FY14
9M18
FY21 ambition

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet

Strengthen UHNW segment

USA

Large potential in 100m+ net worth space...

North America represents ~24% of global 100m+ net worth


~24%

US 100m+ population
- Total size: ~3.3 trillion
- Adults: ~14.2 thousand

Thereof US 1bn+ population
- Total size: ~1.7 trillion
- Adults: ~0.7 thousand

...where we aim to capture our fair share

Expanded product offering

- Institutional products and services offered via our Global Family Office
- Increase philanthropy and wealth planning specialists
- Expand product coverage of alternative and private investments

Global collaboration to increase coverage

- Cross-divisional coverage with dedicated UHNW US advisors
- Sharing best practice across global UHNW
- Systematic approach to global client development

NNM opportunity


~70bn
3Y ambition
(cumulative)

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; Source: BCG Global Wealth Database 2018 (investable wealth: liquid assets including cash/deposits, direct equities, bonds and fund holdings; excluding illiquid assets such as life & pensions, real estate and equity in unquoted companies)

Further drive operating leverage

USA

- Maintain client and advisor-centric model
- Drive organic growth with top-tier FAs
- Retain clients as FAs retire
- Continue to create more FA teams
- Enhance client and FA digital experience

	FY10	FY14	3Q18 LTM[2]	*FY21 ambition*
Operating income per financial advisor (thousands)	805	973	1,261	
% of industry average[1]	104	115	130	
Same store NNM per FA	0.8	1.4	2.5	~4.0
FAs in teams (% of FA headcount)	39	39	50	>66
Recruit loan expense	540	656	542	<500
Attrition rate (%)	6	4	3	<2
Cost/income ratio (%)	100	87	84	75

Operating income per financial advisor: +30% (FY14 to 3Q18 LTM); +20-25% (3Q18 LTM to FY21 ambition)

Recruit loan expense: (17%) (FY14 to 3Q18 LTM)

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Industry average includes BAML GWIM, Morgan Stanley WM, Wells Fargo WIM; 2 All figures except FA headcount

LatAm – Deliver 10-15% PBT growth per annum



Share of GWM PBT[1]
USA
30%
LatAm
5%
APAC
21%
EMEA
28%
CH
17%
20%[2]
UHNW/Global Family Office (GFO), Financial Intermediaries
Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)
Scalable operating model with two global platforms

UBS Annual target over the cycle; 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

LatAm is a sizeable opportunity for GWM

UBS is the #2 player in LatAm

Invested assets[1]



US peer
UBS
108bn2
CH peer
BR peer
US peer

Change in investable wealth per booking location[3]
trn, illustrative



2.8
1.6
LatAm onshore
US
Europe
FY17
FY22E

UBS is uniquely positioned to capture growth in the region with its strong global hubs in the US and Switzerland connected with local presence

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Based on internal estimates; 2 As of 30.9.18; 3 BCG Global Wealth Database 2018 (investable wealth = liquid assets of households with wealth of USD>250k)

Grow LatAm by gaining market share

LATAM

	FY14	Change	3Q18 LTM[1]
Profit before tax m	210	0% per annum	210
Operating income % change		2% per annum	
C/I ratio %	76		77
Invested assets bn	101	2% per annum	108
NNM bn, % growth	4.1 4.8%		3.0 2.8%

Key messages

- Resilient performance despite cross-border outflows
- Investments to establish a scalable multi-shore platform
- Operating model geared to a fully transparent world
- Experienced client service teams in each location
- Gain share as clients show preference for US booking

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 30.9.18 for invested assets

LatAm aims to deliver 10-15% PBT growth per annum

Strategic focus on growth opportunities and efficiency

- Cross-border collaboration program
- Booking-agnostic value proposition
- Enhanced client experience



Profit before tax[1]
illustrative
10-15%
per annum
210
3Q18
LTM
FY21
ambition

4-6% NNM growth per annum

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 Annual target over the cycle

APAC – Deliver >15% PBT growth per annum

Share of GWM PBT[1]

USA	LatAm	APAC	EMEA	CH
30%	5%	21%	28%	17%

20%[2] UHNW/Global Family Office (GFO), Financial Intermediaries

Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)

Scalable operating model with two global platforms

Annual target over the cycle; 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

Clear leader in APAC with a strong China footprint

APAC invested assets[1]


YoY growth
UBS
373
81
28%
US peer
250
37
17%
CH peer
197
37
23%
UK peer
126
20
19%
CH peer
112
32
40%
SG peer
106
26
33%

UBS GWM invested assets
illustrative


11%
per annum
Taiwan & Japan
Southeast Asia
Greater China
15%
per annum
31.12.14[2]
30.9.18

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 Asian Private Banker 2017 league table, UBS based on actuals; 2 Excluding Australia domestic business which was exited in 2Q16

Strong performance and substantial investment

APAC

	FY14[1]		3Q18 LTM[2]
Profit before tax m	641	9% per annum	892
Operating income % change		7% per annum	
C/I ratio %	65		62
Invested assets bn	251	11% per annum	377
NNM bn, % growth	25.9 12.8%		26.7 7.7%
Advisors FTE	1,077		1,110

Key messages

- **Double-digit growth** in recurring income
- **Strong NNM growth** with prudent advisor hiring
- **Strong loan growth** supporting net interest income
- **Operating leverage** while investing for growth
- **Productivity increase** through platform investments

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Excluding Australia domestic business which was exited in 2Q16; 2 30.9.18 for Invested assets and 3Q18 for Advisors

Strong growth – mainly offshore in the short/mid term

APAC

373 billionaires in China, 814 billionaires in APAC

~2 new billionaires in China per week, >3 in APAC

>80% of clients require succession planning

APAC



~3.7trn offshore assets heavily concentrated in Hong Kong and Singapore[1]

Onshore wealth ~8-10x larger than offshore, only 20-30% managed by a wealth manager[2]

China



China as important long-term investment, no significant profit contribution in the short term

Comprehensive set of licenses across businesses to deliver full value proposition in the mid term, including premium digital wealth services

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 BCG Global Wealth Database 2018; 2 Internal estimates

Focus on NNM, lending and mandates

We aim to deliver >15% PBT growth per annum in APAC



26
27
27
+24%
+40%
36
44
61
+5ppts
+5ppts
8
13
18
FY14[1]
3Q18[2]
FY21 ambition

Secure NNM growth – NNM
- Strategic hiring of client advisors
- Continued advisor education

Improve lending penetration – Loan volume
- Enhanced core Lombard offering
- Structured lending for UHNW

Increase mandate penetration – Mandate penetration %
- Superior digital client experience
- Additional product specialists

UBS

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Excluding Australia domestic business which was exited in 2Q16; 2 NNM 3Q18 LTM

EMEA – Deliver 5-10% PBT growth per annum

Share of GWM PBT[1]


USA
30%
LatAm
5%
APAC
21%
EMEA
28%
CH
17%
20%[2]
UHNW/Global Family Office (GFO),
Financial Intermediaries
Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)
Scalable operating model with two global platforms

UBS Annual target over the cycle; 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

Performance impacted by cross-border transformation

EMEA

	FY14		3Q18 LTM[1]
Profit before tax m	1,130	1% per annum	1,178
Operating income % change		(3%) per annum	
C/I ratio %	72		67
Invested assets bn	485	2% per annum	515
NNM bn, % growth	0.6 0.1%		13.8 2.7%
Advisors FTE	2,012		1,802

Key messages

- Cross-border transformation completed
- Higher margin assets lost after repatriation
- Strong competition from large domestic players
- Higher profitability due to diligent cost control
- Solid net new money growth since 2016

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 30.9.18 for invested assets and 3Q18 for advisors

Future growth driven by EU Domestic and CEEMEA

EMEA

Strong value proposition to capture growth

EMEA consists of three businesses

Europe International	Europe Domestic	CEEMEA[1]
Booked in Switzerland	Booked in Europe	Booked outside domicile





Investable wealth[2]

Europe offshore



3% per annum
2.0
2.3
FY17
FY22E

Europe onshore



7% per annum
8.8
12.1
FY17
FY22E

CEEMEA[1] offshore



5% per annum
2.0
2.6
FY17
FY22E

- **Domestic footprint** ensuring proximity to clients and access
- **Global offering with regional adaptations** to compete locally
- **Holistic coverage of client needs** beyond investments
- **Global service centers** enabling scale through Wealth Management Platform
- **Security of booking center Switzerland** still a key success factor

UBS

Numbers in CHFtrn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Central and Eastern Europe, Middle East and Africa; 2 BCG Global Wealth Database 2018

We aim to achieve 5-10% PBT growth per annum

Increasing profitability driven by revenue growth and cost efficiency

EMEA

Reinforce Europe International

› Leverage leading capabilities and stability of booking center Switzerland to protect assets and gross margin

Grow Europe Domestic

› Onboard locations to Wealth Management Platform to fully leverage Swiss capabilities and achieve the scale to successfully compete with domestic champions

Grow CEEMEA[2]

› Maximize synergies between local advisory offices and booking center Switzerland to accelerate revenue growth

Profit before tax[1]

Illustrative



5-10%
per annum
1,178
3Q18
LTM
FY21
ambition

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 Annual target over the cycle; 2 Central and Eastern Europe, Middle East and Africa

Switzerland – Deliver 5-10% PBT growth per annum

Share of GWM PBT[1]

USA	LatAm	APAC	EMEA	CH
30%	5%	21%	28%	17%

20%[2] UHNW/Global Family Office (GFO), Financial Intermediaries

Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)

Scalable operating model with two global platforms

UBS Annual target over the cycle; 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

Positive income and asset growth with leading profitability

CH

	FY14	3Q18 LTM[1]
Profit before tax m	687	700 (0.5% per annum)
Operating income % change		1% per annum
C/I ratio %	55	56
Invested assets bn	176	215 (6% per annum)
NNM bn, % growth	7.1 4.5%	8.7 4.4%

Key messages

- Stable net new money growth
- Increase in recurring fees
- Solid profit contribution, 17% of GWM PBT
- Impacted by negative interest rate environment
- Leading C/I ratio with a state of the art platform

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 30.9.18 for invested assets

Our ambition is 5-10% PBT growth per annum

CH

Attractive growth opportunities[1]

Key strategic initiatives

Opportunity		Initiative
~54bn	Payouts from pension funds	Almost double number of pension planners to ~30 FTEs by 2021
~158bn	Inheritable bankable assets	Further strengthen Family Banking to capture and protect inheritance flows
~65bn	Sale of SME companies	Increase advisors for executives and entrepreneurs to ~80 FTEs by 2021
	Front-to-back efficiency	Increase efficiency of operating model through further digitization

Profit before tax[2]
illustrative


5-10%
per annum
700
3Q18
LTM
FY21
ambition

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;
1 BCG Global Wealth Database 2018 – 'Money in motion' total of FY17-FY22E; 2 Annual target over the cycle

UHNW – Deliver 4-6% NNM per annum

Share of GWM PBT[1]

USA	LatAm	APAC	EMEA	CH
30%	5%	21%	28%	17%

20%[2] **UHNW/Global Family Office (GFO), Financial Intermediaries**

Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)

Scalable operating model with two global platforms

Annual target; 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

UHNW delivers scalable and profitable growth

UHNW

	FY16		3Q18 LTM[1]
Profit before tax, m	634	16% per annum	848
Operating income, % change		8% per annum	
C/I ratio, %	74		70
Invested assets, bn	528	12% per annum	643
NNM, bn, % growth	38.8 8.6%		31.4 5.4%

Key messages

- Double digit profit growth
- Growth through share of wallet and new clients
- Deep, holistic client relationships across all regions
- High efficiency with a scalable operating model

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; UHNW is a globally managed unit that exclusively serves UHNW clients that was created in 2016; figures exclude UHNW clients managed outside of the dedicated UHNW unit, include the impact from clients shifting into and out of dedicated UHNW unit; 1 30.9.18 for invested assets

UBS

APAC and USA offer substantial growth opportunities

UHNW

UHNW % of UBS regional invested assets[1]
30.9.18



APAC, EMEA, CH
57%
UHNW clients outside dedicated UHNW unit
18%
38%
UHNW clients in dedicated UHNW unit
13%



USA
44%
UHNW clients outside dedicated UHNW unit
26%
18%
UHNW clients in dedicated UHNW unit
8%

UHNW market growth
(CAGR FY17-22E)[2]

Strategic focus

APAC, EMEA, CH:
- Strengthen position as leading UHNW franchise
- Capture 17% annual UHNW market growth in APAC

USA:
- Enhance UHNW offering and dedicated coverage
- Grow share of wallet and acquire new clients

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; Dedicated UHNW unit refers to a globally managed unit that exclusively serves UHNW clients that was created in 2016; 1 UHNW segment definition: WM non-Americas: >50m bankable assets or >100m total wealth; WM Americas: Mostly >10m bankable assets with UBS; 2 BCG Global Wealth Database 2018 (UHNW defined as greater than USD 20m, USA market growth rate referring to North America)

US to support 4-6% UHNW NNM growth per annum

UHNW

Focus on capturing a larger proportion of the US UHNW market

Global Family Office Group

- Enhance scale and capabilities for 500m+ clients by expanding the US GFO team
- Provide coordinated global execution with IB/AM coverage and customized servicing

US Family Office Solutions Group

- Build integrated solutions targeted at 100m+ clients by adding specialists

Referrals

- Develop an incentive scheme to accelerate collaboration within the US as well as globally



Invested assets
illustrative
4-6% NNM growth per annum
643
US
30.9.18
FY21 ambition

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation;

Leading global capabilities

Share of GWM PBT[1]

USA	LatAm	APAC	EMEA	CH
30%	5%	21%	28%	17%

20%[2] UHNW/Global Family Office (GFO), Financial Intermediaries

Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)

Scalable operating model with two global platforms

UBS

1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

Leverage scale of globally leading capabilities and solutions

Delivering sophisticated, personalized content and capabilities through advisor centric client coverage

One concise, comprehensive, UBS house view

Chief Investment Office (CIO)

Client Strategy Office (CSO)

Investment Platforms & Solutions (IPS)

+

Advisors

Wealthy individuals

Deep client understanding and thought leadership

Highly scalable and truly global investment capabilities

Advisor centric client coverage with high personal touch

UBS

Mandates benefit clients and the firm

Booking center Switzerland
1H13-1H18



Only ~15% of comparable non-contracted portfolios have outperformed UBS discretionary solutions...
...while ~45% underperformed
Annualized performance
20%
10%
0%
(10%)
(20%)
0%
2%
4%
6%
8%
10%
Annualized volatility
▲ UBS Manage discretionary mandates

Invested assets
illustrative



+9% per annum mandate growth
2.0
2.4
Non-contracted book/brokerage
Mandates
29%
34%
>40%
31.12.14
30.9.18
FY21 ambition

Average gross margin bps, 3Q18 LTM		
	40-50	Non-contracted book/brokerage
	80-90	Mandates

Mandate penetration
3Q18

USA	39%
LatAm	33%
APAC	13%
EMEA	37%
CH	35%

Focus on NNM quality

Net New Money growth



%, LTM quarterly rolling[1]
%, quarter
6.0
4.5
3.0
1.5
0.0
-1.5
2.8
2.7
2.0
2.2
2.7
2.9
3.3
2.1
1.7
1.7
1.2
2.1
2.0
1.6
2.0
Avg. 2.2
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
FY15[2]
FY16
FY17
FY18

Sustainable high quality Net New Money growth

Cash inflows typically fully invested after 6-9 months

~50% of NNM flows into mandates within 12 months

UHNW contributes >50% of NNM but can create volatility

Managing for profitability
- Charging for EUR deposits which led to outflows in 2017
- Organic growth vs expensive recruiting to drive headline NNM
- Focus on client economic profit[3]

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 NNM growth rate of last twelve months; 2 NNM adjusted for Balance Sheet Capital Optimization Program of CHF ~10bn in 2015; 3 Client economic profit measures the value returned to shareholders by understanding all of the firms costs (including cost of capital) and revenue

Lending and deposit strategy to drive shareholder return

GWM as the main driver of growth for Group's financial resources

	2014		3Q18[4]		FY21 ambition
Loan volume & penetration[1]	157 7.8%	3% per annum	175 7.3%	10-15% per annum	230-270 ~8%
LRD	202	1% per annum	206	~10% per annum	~275
Credit RWA[2] % of loans	13		17		~18[3]
Deposits % of invested assets	13.1		11.1		~11
Net interest income	3.1	7% per annum	4.2	6-7% per annum	

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation; 1 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet; 2 Credit and counterparty Credit Risk includes regulatory changes 2014-18; 3 Assuming no regulatory changes; 4 net interest income last twelve months

Scalable operating model and platform

Share of GWM PBT[1]


USA
30%
LatAm
5%
APAC
21%
EMEA
28%
CH
17%
20%[2]
UHNW/Global Family Office (GFO),
Financial Intermediaries
Leading global capabilities:
Investment Platforms and Solutions (IPS)
Chief Investment Office (CIO)
Client Strategy Office (CSO)
Scalable operating model with two global platforms

UBS 1 3Q18 LTM; 2 PBT also included in regions, share of GWM PBT excludes Financial Intermediaries segment

Creating WMAP and converging to WMP outside the US


WMAP
100%
invested
assets
WMP
>85%
invested
assets by
2021
WMP
WMAP
WMP & WMAP

Creating Wealth Management Americas Platform (WMAP)

- Modern advisor workstation
- Integrated product platform
- Scalable & flexible back office
- Leverage utility efficiencies

Converging to Wealth Management Platform (WMP)

- State of the art offering and digital capabilities for advisors and clients
- Standardization of offering, processes and tools
- Reduced costs

CHF ~600m investments by 2021 to implement our two platform strategy:
WMAP (2021), WMP Italy (2020) and WMP Taiwan (2021)

UBS

Continuous investment in innovation


UBS Advice Advantage
Wealth Management Online
Online Services for WM USA
FA Social
Asset Wizard
UBS
Structured Product Investor
Digital Society
ConsultWorks Home
New Client Digital Experience iPad App
Client Advisor Work Bench 2020

UBS

We intend to deliver at the upper end of our growth targets

FY19-FY21


PBT growth[1]:
10-15%
11-13%
13-15%
FY19
FY20
FY21
NNM growth[2]:
2-4%
2-4%
3-4%
FY19
FY20
FY21
Cost/income ratio[3]:
~70%
~75%
~70%
FY19
FY20
FY21

Growth targets

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 52 for details on adjusted numbers and FX rates in this presentation
Targets and ambitions reflect Corporate Center allocation changes; 1 Annual target over the cycle, annual ranges represent management aspiration; 2 Target, annual ranges represent management aspirations; 3 Target for FY19, ambition for FY21

Key messages

- Largest and only truly global wealth manager – uniquely positioned in biggest and fastest growing markets & segments
- Strategic plan focused on accelerated growth in US, APAC and UHNW, supported by favorable market factors
- Creation of GWM allows for ~250 million annualized cost saves, cumulative >600 million by 2021, to be reinvested in growth
- Significant investment in the future – including technology to deliver industry-leading client and advisor experience
- We intend to deliver at the higher end of our ambitious and achievable FY21 targets

Financial targets

		Current performance		Annual targets		Ambitions	Capital/resource guidelines
		3Q18 LTM	Pro-forma[1]	FY19	FY19-21	FY21	FY19-21
Group	Reported return on CET1 capital	13.7%[2]		~15%		~17%	
	Adjusted cost/income ratio	77.5%		~77%		~72%	
	CET1 capital ratio	13.5%[3]					~13%
	CET1 leverage ratio	3.80%[3]					~3.7%
Global Wealth Management	Adjusted pre-tax profit growth	5%			10-15%[4]		
	Adjusted cost/income ratio	76.5%	✓	~75%		~70%	
	Net new money growth	2%			2-4%		
Personal & Corporate Banking	Adjusted pre-tax profit growth	(2%)			3-5%[4]		
	Adjusted cost/income ratio	59.4%	✓	~59%		~56%	
	Net interest margin	152	✓		145-155bps		
Asset Management	Adjusted pre-tax profit growth	(10%)[5]			~10%[4]		
	Adjusted cost/income ratio	75.1%	✓	~72%		~68%	
	Net new money growth (excl. money markets)	6%			3-5%		
Investment Bank	Adjusted return on attributed equity	13.6%	✓		~15%[4,6]		
	Adjusted cost/income ratio	77.3%	✓	~78%		~75%	
	RWA and LRD in relation to Group	32%/32%					~1/3

UBS

Numbers in CHF unless otherwise indicated; refer to slide 52 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Pro-forma adjusted for announced Corporate Center allocation changes; 2 Adjusted for the impact from the US tax reform in 4Q17; 3 As of 30.9.18; 4 Over the cycle; 5 Normalized for the sale of our fund administration business in 4Q17; 6 Repositioned from a minimum return to a performance target

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS Investor Update

GWM & IB – A value-based partnership

Martin Blessing
Co-President, Global Wealth Management

Piero Novelli
Co-President, Investment Bank

Kathryn Shih
President UBS Asia Pacific

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS

GFO – Global Family Office

Dedicated institutional client coverage across the IB and GWM

Past to present

Revenues



2017
>400m
CCS
GWM
Illustrative product split[1]
FX
Fixed income
Equities

+22% YoY
Aug-18 YTD

Invested assets in GFO remit



bn
73
141
2014
2017

Includes invested asset growth and shifts of clients from rest of GWM to GFO coverage

Significant upside

>20%
revenue CAGR

Average UBS revenues for clients introduced to GFO coverage since 2014

Future – key areas of growth

Offering

Strengthen strategic dialogue on clients' corporate business

Scale up private placement capabilities

Increase regional cross-selling following GWM creation

Coverage

Further widen client base across selected EMEA markets

Continue developing GFO in APAC

Build and expand GFO capabilities in the US

GFO client profile

High trading activity

Strategic dialogue on their corporate business or private investment opportunities

Customized asset management products

We provide consistent coverage and bespoke solutions across GWM, IB, and AM

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 4for details on adjusted numbers and FX rates in this presentation;
1 Revenue generated by product, and shared approximately 50:50 between Global Wealth Management and the Investment Bank

Working in partnership in APAC

Delivering the whole firm to our clients

Our clients

Entrepreneurs
Wealthy individuals
Global Family Office clients

Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs

Personal clients
Corporate clients
Institutional clients/banks

Institutional clients
Wholesale clients



GWM
IB
P&C
AM
GWM
IB
P&C
AM

Areas of collaboration

Holistic wealth management
Wealth in need of investment

Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending

Wealth growth and client shifts to GWM
Corporate & Institutional services
Real estate financing

Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail/wholesale product development
Platform services

UBS

List is not exhaustive

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

UBS Investor Update

Investment Bank

Robert Karofsky and Piero Novelli
Co-Presidents, Investment Bank

25 October 2018

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Key messages

Committed to our unique model

Excellent performance with institutional and corporate clients driving ability to add value across the Group

Disciplined growth in capital-light Advisory & Execution businesses, which require only limited incremental resources to grow, and accelerating digital transformation

UBS

Our mix differs to peers

Unique model and footprint drive differentiated performance



Revenues[4]
USD, 1H18
Business mix
%
Investment Banking / Corporate Client Solutions (CCS)
FICC / FX, Rates & Credit (FRC)
Equities
Geographic mix[6]
%
Americas
EMEA and Switzerland
APAC
UBS[1]
4.7bn
Of which LCM[5] 5%
23
23
54
37
35
28
European peers[2]
6.0bn
Of which LCM[5] 12%
30
45
25
61
28
11
US peers[3]
12.0bn
Of which LCM[5] 7%
27
43
30
65
24
11

1 UBS overweight Equities and FX; a more balanced geographic mix; selective focus in Rates & Credit

2 Right size and shape for our clients and shareholders

1 UBS adjusted for comparability with peers (Corporate Derivatives moved from CCS to Equities, CCS Financing Solutions moved from CCS to FRC); 2 average of CS, BARC, DB; 3 average of BAML, MS, Citi, GS, JPM; 4 Equities, Fixed Income, Investment Banking revenues before CLE in USD, not adjusted for accounting differences; 5 Leveraged Capital Markets (LCM) share vs. total revenues for peers derived from Dealogic data for peers and based on internal figures for UBS ; 6 Regional financials for UBS and excludes region other, proxy for peers based on Dealogic total Investment Banking fees for 1H18

UBS

Scale and profitability in targeted areas

Scale where it matters; ~70% of businesses in Top 5[1,2], >90% of our portfolio delivers returns above target[3]

Profitability and ranking by business area

FY14-1H18[4]



RoAE
Above target
Below target
Advisory
CCS Financing Solutions
ECM
DCM5
Rest of FRC
Global Cash Equities
Global Financing Services
FX
Global Equity Derivatives
Below Top 52
Top 52
Ranking

Scale and excellence enable us to provide **best-in-class services** to internal and external clients

"Earn-to-Play"

Lead with intellectual capital and client relationships as opposed to balance sheet deployment

Defended or gained market share versus peers across all businesses where we choose to compete

Numbers adjusted unless otherwise indicated; refer to slide 18 for details on adjusted numbers and FX rates in this presentation. Source: Coalition, Dealogic, Euromoney, Greenwich; 1 Percentage of all businesses that can be ranked vs peers; 2 Equities and rest of FRC: Coalition: 1H18 Rank analysis is based upon the following peer group: BAML, BARC, CITI, CS, DB, GS, JPM and MS. 1H18 Rank analysis is according to UBS business taxonomy; CCS: Dealogic versus peer group; CCS Financing Solutions positioning based on UBS estimate; FX: Euromoney/Greenwich; 3 2014-1H18 as measured by revenues; 4 Bubble size indicates PBT contribution with minimum size applied for negative PBT; 5 Includes LCM

UBS

Disciplined management of resources, costs and risk

Carefully managed capital and cost efficiency



Cost/income ratio
%
98.1
ex 2014 litigation
77.8
75.5
Adj. PBT
bn
1.8
2014 litigation
-0.2
2.3
1.5
1.5
1.9
FY14
3Q18 LTM



Average RoRWA[1]
%
12.5%
11.8%
RWA like-for-like[2]
RWA as reported[2]
13.6%
10.1%
RWA
bn
RWA like-for-like[2]
67
63
70
75
81
60
31.12.14
30.9.18

Strong operating leverage

- Driving positive operating leverage by growing revenues and diligently controlling costs
- 0.3bn cost reduction 2014 to 2017 due to relentless focus on controllable costs

Robust returns on RWA

- Best-in-class returns on an increasing denominator
- Improved RoRWA when normalized for currency impact, changes in operational risk, methodology, policies and model updates

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 18 for details on adjusted numbers and FX rates in this presentation; period end figures for RWA; average returns over the period; 1 3Q18 LTM revenues on RWA incl. HQLA; 2 Refer to slide 6 of this presentation for more detail; like-for-like excludes currency impact, changes in operational risk, methodology, policies and model updates

Disciplined management of resources, costs and risk

We have controlled and optimized resource usage


RWA[1]
bn
Op risk RWA
RWA ex op risk
67
18
(7)
21
81
20
31.12.14
Risk levels, asset size & others
30.9.18
Currency impact, changes in op risk, methodology, policies and model updates


LRD[1, 2]
bn
268
(30)
29
41[3]
(26)
283
Allocation of HQLA to business divisions
31.12.15
Asset size, netting, and other
Markets, FX and other
Group ALM allocation
ALM net optimization
30.9.18

Like-for-like RWA reduced

- Reduced risk levels since 2014
- Increase driven by regulatory and policy changes, as well as model updates

LRD ex HQLA broadly constant

- Optimized balance sheet since 2015
- Mitigated impact of markets

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 18 for details on adjusted numbers and FX rates in this presentation; period end figures; 1 For definitions of the categories, see Annual Report 2016, p. 195; 2 LRD not available at business division level prior to 2015; 3 HQLA allocation as at 31.1.2017

Delivering profitable growth…

Continue to manage the levers with discipline

Cost/income ratio


%
77
~75
PBT
bn
3Q18 LTM pro-forma
Advisory & Execution
Regional drivers
Partnership/ GFO
FY21 ambition

Return on attributed equity


14
~15
Attributed equity
bn
3Q18 LTM pro-forma
FY19-21 ambition

Efficient PBT growth

› Gaining profitable market share
› Deploying technology
› Target cost/income ratio for 2019: ~78%

Aim to deliver returns above cost of equity

› Plan to exceed cost of equity through the cycle while absorbing incremental equity allocation

RoAE target of ~15% by gaining profitable market share, controlling costs and resources

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 18 for details on adjusted numbers and FX rates in this presentation; average figures for attributed equity; average returns over the period

..within a defined resource allocation framework

We will continue to control and optimize resource usage

RWA[1]
bn


81
30.9.18
Business growth
Incremental allocation[1]
Markets & FX
FY21 trajectory

LRD[1]
bn


283
30.9.18
Business growth
Incremental allocation[1]
Markets & FX
FY21 trajectory

RWA expected to grow

- Driven by disciplined business growth
- Limited incremental increase from items previously held centrally of ~7bn

LRD expected to grow

- Driven by disciplined business growth
- Incremental increase from items previously held centrally of ~28bn

Retain expectation of around 1/3 of Group resources

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 18 for details on adjusted numbers and FX rates in this presentation; period end figures; 1 Incremental increase from items previously held centrally

Our strategic priorities and growth drivers



Advisory & Execution
APAC
Differentiated content
Americas
Digital
Leveraging global connectivity
Partnership with all of UBS
Focus on areas of excellence
Deliver regional growth
Work together as one
Investment Bank

Growth plan requires limited incremental resources

Focus on Advisory & Execution businesses, which do not require significant balance sheet to grow

2014-1H18 average


34% PBT

Advisory & Execution

- Advisory
- Global Cash Equities
- ECM Cash
- Flow Derivatives
- FX


66% PBT

Financing & Structured Derivatives

- Global Financing Services
- Corporate Derivatives
- Structured Derivatives
- Financing Solutions
- DCM/LCM
- Rates & Credit

Ambition


~40% PBT

Ambition of higher overall PBT on broadly constant share of attributed equity


~60% PBT

Taking market share profitably by delivering excellence…

Disciplined growth initiatives for each product to achieve our ambitions

Advisory & Execution

Deepen selected CCS industry verticals and geographies to benefit from cross-regional network effects

Increase senior-level client interactions and develop talent

Invest to remain a top global liquidity provider for our clients

Benefit from investments in electronic execution and MiFID II preparation

Differentiated content

Top *Institutional Investor* ranked Global Equity Research

Further develop Evidence Lab: Data-driven research

Superior market intelligence to clients through Knowledge Network in FRC, One Source in Equities

Provide seamless consistent client service across ICS through our distinct, innovative coverage model

Ambitions

CCS[1]

Grow Advisory top line

Become Top 5 ECM globally

ICS[2]

Equities top global liquidity provider and profitability focused leadership

FRC[3] selective leadership, maintaining a top-3 position in FX; returns exceeding cost of equity

Research

Profitable, Self-standing

Remain leading provider globally

1 CCS: Corporate Client Solutions; 2 ICS: Investor Client Services; 3 FX, Rates and Credit

…propelled by continued innovation in Digital

We have a strong track record of excellence in electronic execution, UBS Research and UBS Neo

Equities Electronic Trading

Long tradition of excellence - our first VWAP algorithm developed in 1997

Sellside electronic execution department of the year[1]

>80
Trading systems

>200
Offered algos

Equities trading turnover August 2018 vs. January 2014[2]

+128%
UBS equities electronic trading

+14%
Global equities markets

UBS has grown faster than the market

eFX

Best bank algorithmic trading technology provider[4]

#3 globally[5]

Ultra-low latency pricing and hedging

>700 currency pairs

Machine learning smart order routing

eFX spot volumes 9M18 YoY[3]

+35%
UBS volume

+14%
Exchange volume

UBS NEO

Multi-channel platform with 30+ awards

63+
Applications available

3.1m
Transactions YTD

880k
Client interactions YTD

UBS

1 Trading & Technology Awards Europe 2018, Financial News; 2 UBS, CBOE Global Markets, Bloomberg, World Bank, 2018 (proxy given no electronic trading available for total market); 3 UBS electronic FX Spot volumes vs monthly average daily volumes of four lit FX Spot markets (Reuters, EBS, CBOE FX and Fastmatch); 4 FX Week; 5 Euromoney FX survey 2018: Electronic Trading

Build a Digital Investment Bank

Launched IB Innovation Lab and defined clear objectives for each business

Businesses' digital transformation

ICS

AI combined with electronic execution to target the right clients

Data-driven and technology-enabled salesforce

Data Solutions delivering UBS data via the Cloud

CCS

Leverage technology to offer differentiated advice

Research

Strategic moat through Evidence Lab

- Digital Footprint Analysis
- Quantitative Market Research
- Geospatial Analysis
- Data Science



IB Innovation Lab


Innovation
Lab

Idea incubator
Proof-of-Concept enabler

Backbone for the future

One Front-to-Back team, united by a common goal of excellence and ownership

Simplified → Digitized → Modernized → Simplified

UBS

Deliver regional growth and work together globally

Capitalise on core competency of global reach

APAC

CCS: Further strengthen China onshore and offshore capabilities

Equities: Retain #1[1]; capitalize on China internationalization and leverage leading position in Australia

FRC: Maintain top 3 position[2] **in FX** with product enhancements, improved analytics and hedging models

PBT[3]
FY14-9M18



Americas
37%
EMEA and
Switzerland
32%
APAC
31%

Leverage global connectivity

Deliver the global product to each region

Focus on **cross-border M&A and IPOs**

Retain leading position in EMEA and Switzerland by delivering our global distribution capabilities and product expertise

RoAE[3]
FY14-9M18



Target
Americas
APAC
EMEA and Switzerland

Americas

Grow ECM & Advisory: focus on increasing wallet share and achieving house bank status with key franchise clients

Grow Cash and Flow Derivatives by leveraging global Equities franchise

Gain profitable share in Credit Flow by capitalizing on recent investments in people and technology

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 18 for details on adjusted numbers and FX rates in this presentation;
1 Coalition. 1H18 Rank analysis according to UBS business taxonomy based on BAML, BARC, CITI, CS, DB, GS, JPM and MS; 2 Greenwich survey 2018, APAC includes Japan; 3 Excludes region other

Working in partnership

Delivering the whole firm to our clients

Our clients

Entrepreneurs
Wealthy individuals
Global Family Office clients

Institutional clients
Corporates issuing equity/debt
Business relationships with entrepreneurs

Personal clients
Corporate clients
Institutional clients/banks

Institutional clients
Wholesale clients



GWM
IB
P&C
AM
GWM
IB
P&C
AM

Areas of collaboration

Holistic wealth management
Wealth in need of investment

Research and differentiated content
Best-in-class execution in secondary markets
Corporate finance advisory and execution
Underwriting and distribution
Public equity/debt issuance opportunities
Private market investment opportunities
Bespoke solutions and structuring
Structured lending

Wealth growth and clients shifts to GWM
Corporate & Institutional services
Real estate financing

Bespoke mandates, institutional solutions and funds
Sustainable and alternative investments
Retail/wholesale product development
Platform services

UBS List is not exhaustive

Financial targets

		Current performance		Annual targets		Ambitions	Capital/resource guidelines
		3Q18 LTM	Pro-forma[1]	FY19	FY19-21	FY21	FY19-21
Group	Reported return on CET1 capital	13.7%[2]		~15%		~17%	
	Adjusted cost/income ratio	77.5%		~77%		~72%	
	CET1 capital ratio	13.5%[3]					~13%
	CET1 leverage ratio	3.80%[3]					~3.7%
Global Wealth Management	Adjusted pre-tax profit growth	5%			10-15%[4]		
	Adjusted cost/income ratio	76.5%	✓	~75%		~70%	
	Net new money growth	2%			2-4%		
Personal & Corporate Banking	Adjusted pre-tax profit growth	(2%)			3-5%[4]		
	Adjusted cost/income ratio	59.4%	✓	~59%		~56%	
	Net interest margin	152	✓		145-155bps		
Asset Management	Adjusted pre-tax profit growth	(10%)[5]			~10%[4]		
	Adjusted cost/income ratio	75.1%	✓	~72%		~68%	
	Net new money growth (excl. money markets)	6%			3-5%		
Investment Bank	Adjusted return on attributed equity	13.6%	✓		~15%[4,6]		
	Adjusted cost/income ratio	77.3%	✓	~78%		~75%	
	RWA and LRD in relation to Group	32%/32%					~1/3

UBS

Numbers in CHF unless otherwise indicated; refer to slide 18 for details on adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Pro-forma adjusted for announced Corporate Center allocation changes; 2 Adjusted for the impact from the US tax reform in 4Q17; 3 As of 30.9.18; 4 Over the cycle; 5 Normalized for the sale of our Fund Administration business in 4Q17; 6 Repositioned from a minimum return to a performance target

Key messages

Committed to our unique model

Excellent performance with institutional and corporate clients driving ability to add value across the Group

Disciplined growth in capital-light Advisory & Execution businesses, which require only limited incremental resources to grow, and accelerating digital transformation

UBS

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate. Refer to page 18 of the 3Q18 report for more information.

Basel III RWA, LRD and capital
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS